Goldman
Sachs Variable Insurance Trust

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, NEW YORK, NEW YORK 10005



Annual Report
December 31, 2001

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — Growth and Income Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

During the first half of 2001, the stock market was characterized by a return to investment fundamentals and a renewed awareness that earnings and cash flow are vital factors in determining a stock's value. During the second half of 2001, amid numerous Federal Reserve Board rate cuts and downward revised company expectations, the markets were turbulent, as investors became increasingly speculative regarding the state of the economy. In general, investors rotated into defensive stocks, where the outlook seemed safer than in sectors such as Technology. Nearly all the major U.S. indices ended the year in negative territory. Despite this volatility, large cap value stocks, as represented by the Russell 1000 Value Index, outperformed their growth counterparts for the second consecutive year.

Performance Review

Over the one-year period that ended December 31, 2001, the Fund generated a –9.34% cumulative total return. Over the same time period the Fund's benchmark, the Standard & Poor's 500 Index (with dividends reinvested) generated a –11.88% cumulative total return.

Strong stock selection in the Technology sector helped performance last year, led by stocks such as Microsoft Corp. (3.9% of the portfolio as of December 31, 2001), International Business Machines Corp. (2.1%) and First Data Corp. (0.3%). Throughout the year, we aimed to stay invested in Technology stocks that had viable business markets, and those that could withstand the Technology bubble. Microsoft, supported by its broad, innovative product base, has been able to perform well despite slowing PC demand. Microsoft also has a strong financial base, as well as a forward thinking management team that allows it to invest in products with the most potential for future growth.

A negative contributor to performance was EMC Corp. We sold EMC in the middle of the year, due to our concerns over competitive price pressure, hardware commoditization, and excess capacity. Anadarko Petroleum (1.0%) was another negative contributor to results. The energy sector has suffered over the last year due to falling prices and supply pressures.

Investment Objective

The Fund seeks long-term growth of capital and growth of income through a diversified portfolio of equity securities.

Shareholder Letter (continued)

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
Microsoft Corp.	Computer Software	3.9%
General Electric Co.	Financial Services	3.2
Citigroup, Inc.	Banks	3.1
Exxon Mobil Corp.	Energy Resources	2.7
Wal-Mart Stores, Inc.	Department Stores	2.2
International Business Machines Corp.	Computer Software	2.1
Federal Home Loan Mortgage Corp.	Financial Services	2.0
ChevronTexaco Corp.	Energy Resources	1.9
XL Capital Ltd.	Property Insurance	1.8
SBC Communications, Inc.	Telephone	1.7

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

Looking ahead, we believe that a low interest rate and lower energy cost environment will benefit many of the value names in the Fund. We continue to follow our opportunistic value strategy that emphasizes identifying quality companies selling at reasonable valuations. Historically, our bottom-up fundamental approach to finding stocks has helped us to locate strong prospects at the stock level. As investors become cautiously optimistic regarding the economic outlook for next year, our value strategy will continue to hold a philosophy that focuses on fundamental research and stock selection.

We thank you for your investment and look forward to serving your investment needs in the future.

Goldman Sachs Value Portfolio Management Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on January 12, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (the Standard and Poor's 500 Index (''S&P 500 Index'')) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Growth and Income Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested from January 12, 1998 to December 31, 2001.



	Since Inception	One Year
Average Annual Total Return through December 31, 2001		
Growth and Income Fund (commenced January 12, 1998)	−1.00%	−9.34%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 94.9%		
Airlines – 0.8%		
17,561	Southwest Airlines Co.	$ 324,527
Alcohol – 0.9%		
7,996	Anheuser-Busch Cos., Inc.	361,499
Apartments – 0.3%		
4,275	Equity Residential Properties Trust	122,735
Apparel – 0.3%		
3,700	Jones Apparel Group, Inc.*	122,729
Banks – 7.5%		
6,450	Bank of America Corp.	406,028
4,216	Bank One Corp.	164,635
24,709	Citigroup, Inc.	1,247,310
2,674	M&T Bank Corp.	194,801
3,327	Mellon Financial Corp.	125,162
6,556	PNC Financial Services Group	368,447
11,429	U.S. Bancorp	239,209
6,994	Wells Fargo & Co.	303,889
		3,049,481
Chemicals – 1.2%		
3,809	E.I. du Pont de Nemours & Co.	161,920
1,904	Minnesota Mining & Manufacturing Co.	225,072
3,214	The Dow Chemical Co.	108,569
		495,561
Computer Hardware – 1.7%		
16,380	Cisco Systems, Inc.*	296,642
13,831	Dell Computer Corp.*	375,926
		672,568
Computer Software – 5.9%		
6,994	International Business Machines Corp.	845,995
23,660	Microsoft Corp.*	1,567,948
		2,413,943
Defense/Aerospace – 1.8%		
3,875	General Dynamics Corp.	308,605
3,008	Honeywell International, Inc.	101,731
4,654	United Technologies Corp.	300,788
		711,124
Department Stores – 2.6%		
4,654	The May Department Stores Co.	172,105
15,524	Wal-Mart Stores, Inc.	893,406
		1,065,511
Drugs – 8.5%		
5,657	American Home Products Corp.	347,114
3,883	Amgen, Inc.*	219,157
9,844	Bristol-Myers Squibb Co.	502,044
3,859	Eli Lilly & Co.	303,086
11,783	Merck & Co., Inc.	692,840
15,191	Pfizer, Inc.	605,361
8,556	Pharmacia Corp.	364,913
11,647	Schering-Plough Corp.	417,079
		3,451,594
Electrical Utilities – 4.0%		
12,583	Energy East Corp.	238,951
4,757	Entergy Corp.	186,046

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – (continued)		
7,074	Exelon Corp.	$ 338,703
7,835	FirstEnergy Corp.	274,069
8,800	PPL Corp.	306,680
17,102	Reliant Resources, Inc.*	282,354
		1,626,803
Electronic Manufacturing Services – 0.6%		
11,250	Jabil Circuit, Inc.*	255,600
Energy Resources – 7.3%		
7,437	Anadarko Petroleum Corp.	422,793
8,541	ChevronTexaco Corp.	765,359
27,906	Exxon Mobil Corp.	1,096,706
15,329	Pioneer Natural Resources Co.*	295,237
7,996	Royal Dutch Petroleum Co. ADR	391,964
		2,972,059
Entertainment – 1.4%		
13,747	AOL Time Warner, Inc.*	441,279
2,723	Viacom, Inc. Class B*	120,220
		561,499
Environmental Services – 0.8%		
9,873	Waste Management, Inc.	315,047
Financial Services – 8.1%		
2,880	American Express Co.	102,787
7,596	Countrywide Credit Industries, Inc.	311,208
12,632	Federal Home Loan Mortgage Corp.	826,133
1,543	Federal National Mortgage Assoc.	122,668
32,522	General Electric Co.	1,303,482
4,757	Household International, Inc.	275,621
4,129	J.P. Morgan Chase & Co.	150,089
2,546	USA Education, Inc.	213,915
		3,305,903
Food & Beverage – 3.9%		
6,700	ConAgra Foods, Inc.	159,259
14,877	H.J. Heinz Co.	611,742
2,340	Hershey Foods Corp.	158,418
7,138	PepsiCo, Inc.	347,549
6,539	The Coca-Cola Co.	308,314
		1,585,282
Forest – 1.9%		
8,536	Bowater, Inc.	407,167
9,206	International Paper Co.	371,462
		778,629
Gas Utilities – 1.0%		
11,702	KeySpan Corp.	405,474
Heavy Electrical – 0.4%		
3,093	Emerson Electric Co.	176,610
Heavy Machinery – 1.2%		
10,748	Deere & Co.	469,258
Home Products – 2.0%		
6,815	Kimberly-Clark Corp.	407,537
5,116	The Procter & Gamble Co.	404,829
		812,366

Shares	Description	Value
	Common Stocks – (continued)	
	Industrial Parts – 1.6%	
2,650	American Standard Cos., Inc.*	$ 180,810
875	Parker-Hannifin Corp.	40,171
7,096	Tyco International Ltd.	417,954
		638,935
	Information Services – 1.4%	
16,250	Accenture Ltd.*	437,450
1,578	First Data Corp.	123,794
		561,244
	Life Insurance – 1.9%	
9,562	AFLAC, Inc.	234,843
875	Cigna Corp.	81,069
4,611	Lincoln National Corp.	223,956
10,025	The Principal Financial Group, Inc.*	240,600
		780,468
	Media – 3.8%	
6,336	Clear Channel Communications, Inc.*	322,566
8,700	Comcast Corp.*	313,200
6,650	Cox Communications, Inc.*	278,701
18,504	Fox Entertainment Group, Inc.*	490,911
10,542	Liberty Media Corp. Series A*	147,588
		1,552,966
	Medical Products – 2.6%	
6,865	Abbott Laboratories	382,724
2,442	Baxter International, Inc.	130,964
8,968	Johnson & Johnson	530,009
		1,043,697
	Mining – 0.6%	
7,010	Alcoa, Inc.	249,206
	Motor Vehicle – 0.3%	
1,500	Johnson Controls, Inc.	121,125
	Office/Industry/Mixed – 0.2%	
2,100	Boston Properties, Inc.	79,800
	Oil Refining – 0.1%	
1,106	El Paso Corp.	49,339
	Oil Services – 0.7%	
4,448	Baker Hughes, Inc.	162,219
3,317	Transocean Sedco Forex, Inc.	112,181
		274,400
	Property Insurance – 5.4%	
4,269	AMBAC Financial Group, Inc.	247,004
8,202	American International Group, Inc.	651,239
4,089	RenaissanceRe Holdings Ltd. Series B	390,091
3,008	The Hartford Financial Services Group, Inc.	188,993
7,868	XL Capital Ltd.	718,820
		2,196,147
	Publishing – 0.6%	
4,115	Dow Jones & Co., Inc.	225,214
	Railroads – 0.7%	
5,888	Canadian National Railway Co.	284,273

Shares	Description	Value
	Common Stocks – (continued)	
	Securities/Asset Management – 1.5%	
9,101	John Hancock Financial Services, Inc.	$ 375,871
4,475	Merrill Lynch & Co., Inc.	233,237
		609,108
	Semiconductors – 3.4%	
72,604	Agere Systems, Inc.*	413,117
7,602	Arrow Electronics, Inc.*	227,300
15,045	Intel Corp.	473,165
7,275	Texas Instruments, Inc.	203,700
2,100	Xilinx, Inc.*	82,005
		1,399,287
	Specialty Retail – 0.3%	
3,400	CVS Corp.	100,640
	Telecommunications Equipment – 0.5%	
3,779	QUALCOMM, Inc.*	190,840
	Telephone – 3.8%	
13,065	AT&T Corp.	236,999
17,852	SBC Communications, Inc.	699,263
7,656	Sprint Corp.	153,733
9,283	Verizon Communications, Inc.*	440,571
		1,530,566
	Tobacco – 1.4%	
12,418	Philip Morris Cos., Inc.	569,365
	TOTAL COMMON STOCKS **(Cost $38,398,552)**	$38,512,422

Principal Amount	Interest Rate	Maturity Date	Value
	Repurchase Agreement – 5.6%		
Joint Repurchase Agreement Account^			
$2,300,000	1.78%	01/02/2002	$ 2,300,000
TOTAL REPURCHASE AGREEMENT **(Cost $2,300,000)**			$ 2,300,000
TOTAL INVESTMENTS **(Cost $40,698,552)**			$40,812,422

*   *Non-income producing security.*

^   *Joint repurchase agreement was entered into on December 31, 2001.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
ADR—American Depositary Receipt

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — CORE^{SM} U.S. Equity Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

For the year ended December 31, 2001, the S&P 500 Index (the ''Index'') lost 11.88%. Though the Index bounced back in the fourth quarter, it was down over 20% during the first nine months of the year. The benchmark posted negative performance in all but one sector (Consumer Cyclicals), with the Utilities and Technology sectors posting the largest absolute negative returns.

Performance Review

Over the one-year period that ended December 31, 2001 the Fund generated a –11.94% cumulative total return, slightly underperforming that of its benchmark, the Standard & Poor's 500 Index (with dividends reinvested), which generated a –11.88% cumulative total return.

Among our CORE themes, Fundamental Research was down overall during the year, although it came back somewhat at the beginning of the fourth quarter. Momentum's returns fluctuated greatly, as it experienced excellent months followed by more difficult months, and vice versa. Our Profitability theme was the biggest positive contributor to excess returns relative to the benchmark, as it added considerable value in nearly all 12 months. Valuation also enhanced results versus the benchmark, while Earnings Quality was flat for the year as a whole.

Stock selection was a positive contributor in eight of the 13 sectors that make up the Fund, most notably in the Energy and Telecommunications sectors. The only area where stock selection suffered notably was the Healthcare sector.

Investment Objective and Strategies

The Fund seeks long-term capital growth and dividend income through a broadly diversified portfolio of large-cap and blue chip equity securities representing all major sectors of the U.S. economy.

The Fund employs a disciplined approach that combines fundamental investment research provided by Goldman, Sachs & Co.'s Global Investment Research Department and consensus opinions with quantitative analysis generated by the Asset Management Division's proprietary model. This quantitative system evaluates each stock using many different criteria, including valuation measures, growth expectations, earnings momentum and risk profile. It also objectively analyzes the impact of current economic conditions on different types of stocks to determine where the emphasis should be placed. While maintaining a profile close to that of the benchmark, those stocks ranked highly by both the quantitative model and the Goldman Sachs Global Investment Research Department are selected to have overweight positions in the portfolio.

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
General Electric Co.	Financial Services	3.1%
Microsoft Corp.	Computer Software	3.0
Citigroup, Inc.	Banks	2.8
Exxon Mobil Corp.	Energy Resources	2.6
Pfizer, Inc.	Drugs	2.5
Wal-Mart Stores, Inc.	Department Stores	2.5
Merck & Co., Inc.	Drugs	2.1
International Business Machines Corp.	Computer Software	1.9
The Home Depot, Inc.	Specialty Retail	1.9
Bank of America Corp.	Banks	1.9

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should do better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection, as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Management Team

January 11, 2002

CORE is a service mark of Goldman, Sachs & Co.

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on February 13, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (the Standard and Poor's 500 Index (''S&P 500 Index'')) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

CORE U.S. Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested from February 13, 1998 to December 31, 2001.



Average Annual Total Return through December 31, 2001	Since Inception	One Year
CORE U.S. Equity Fund (commenced February 13, 1998)	3.31%	−11.94%

Statement of Investments

December 31, 2001

Shares	Description		Value
Common Stocks – 98.7%			
Airlines – 0.1%			
11,000	AMR Corp.*	$	243,870
Apparel – 0.1%			
2,800	Liz Claiborne, Inc.		139,300
Banks – 7.8%			
10,000	Associated Banc-Corp.		352,900
49,431	Bank of America Corp.		3,111,681
90,966	Citigroup, Inc.		4,591,964
2,100	Comerica, Inc.		120,330
23,050	Fifth Third Bancorp		1,419,419
2,500	M&T Bank Corp.		182,125
2,600	Marshall & Ilsley Corp.		164,528
2,600	PNC Financial Services Group		146,120
8,100	State Street Corp.		423,225
27,900	SunTrust Banks, Inc.		1,749,330
6,700	U.S. Bancorp		140,231
3,500	Union Planters Corp.		157,955
6,600	Wells Fargo & Co.		286,770
			12,846,578
Chemicals – 1.0%			
11,100	Ashland, Inc.		511,488
2,200	Minnesota Mining & Manufacturing Co.		260,062
400	PPG Industries, Inc.		20,688
3,000	Praxair, Inc.		165,750
21,700	The Dow Chemical Co.		733,026
			1,691,014
Computer Hardware – 5.5%			
45,100	Cisco Systems, Inc.*		816,761
28,000	Compaq Computer Corp.		273,280
82,300	Dell Computer Corp.*		2,236,914
100,100	Hewlett-Packard Co.		2,056,054
62,000	Ingram Micro, Inc.*		1,073,840
7,100	Juniper Networks, Inc.*		134,545
9,700	Pitney Bowes, Inc.		364,817
40,600	Sun Microsystems, Inc.*		499,380
34,300	Tech Data Corp.*		1,484,504
			8,940,095
Computer Software – 6.0%			
26,100	International Business Machines Corp.		3,157,056
74,300	Microsoft Corp.*		4,923,861
4,400	NCR Corp.*		162,184
109,900	Oracle Corp.*		1,517,719
3,900	PeopleSoft, Inc.*		156,780
			9,917,600
Construction – 0.1%			
3,600	Lennar Corp.		168,552
Consumer Durables – 0.0%			
100	The Sherwin-Williams Co.		2,750

Shares	Description		Value
Common Stocks – (continued)			
Defense/Aerospace – 1.6%			
8,100	General Dynamics Corp.	$	645,084
5,400	ITT Industries, Inc.		272,700
6,600	Lockheed Martin Corp.		308,022
6,900	Rockwell Collins, Inc.		134,550
9,500	The Boeing Co.		368,410
13,600	United Technologies Corp.		878,968
			2,607,734
Department Stores – 3.2%			
5,200	Federated Department Stores, Inc.*		212,680
4,900	Sears, Roebuck & Co.		233,436
17,500	Target Corp.		718,375
70,000	Wal-Mart Stores, Inc.		4,028,500
			5,192,991
Drugs – 10.7%			
2,800	Allergan, Inc.		210,140
2,700	American Home Products Corp.		165,672
44,100	Amgen, Inc.*		2,489,004
23,000	Bristol-Myers Squibb Co.		1,173,000
25,300	Cardinal Health, Inc.		1,635,898
2,600	Chiron Corp.*		113,984
25,600	Eli Lilly & Co.		2,010,624
46,500	McKesson Corp.		1,739,100
59,300	Merck & Co., Inc.		3,486,840
102,950	Pfizer, Inc.		4,102,558
7,079	Pharmacia Corp.		301,919
10,200	SICOR, Inc.*		159,936
			17,588,675
Electrical Equipment – 1.6%			
4,500	Cabot Microelectronics Corp.*		356,625
3,700	Danaher Corp.		223,147
5,700	Jabil Circuit, Inc.*		129,504
200	L-3 Communications Holdings, Inc.*		18,000
6,600	Molex, Inc.		204,270
39,100	Motorola, Inc.		587,282
21,800	Sanmina Corp.*		433,820
8,100	Scientific-Atlanta, Inc.		193,914
23,300	Solectron Corp.*		262,824
11,200	Tellabs, Inc.*		168,336
			2,577,722
Electrical Utilities – 2.6%			
20,200	Calpine Corp.*		339,158
3,800	Duke Energy Corp.		149,188
72,900	Dynegy, Inc.		1,858,950
27,700	Entergy Corp.		1,083,347
13,056	Mirant Corp.*		209,157
25,600	Reliant Energy, Inc.		678,912
			4,318,712

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
Common Stocks – (continued)		
Energy Resources – 4.2%		
19,000	Anadarko Petroleum Corp.	$ 1,080,150
10,100	Conoco, Inc.	285,830
107,212	Exxon Mobil Corp.	4,213,432
3,900	Occidental Petroleum Corp.	103,467
5,600	Phillips Petroleum Co.	337,456
17,000	Royal Dutch Petroleum Co. ADR	833,340
		6,853,675
Entertainment – 2.6%		
73,350	AOL Time Warner, Inc.*	2,354,535
2,400	Metro-Goldwyn-Mayer, Inc.*	52,560
43,173	Viacom, Inc. Class B*	1,906,088
		4,313,183
Environmental Services – 0.5%		
25,300	Waste Management, Inc.	807,323
Equity REIT – 0.1%		
6,300	iStar Financial, Inc.	157,185
Financial Services – 5.8%		
27,900	Countrywide Credit Industries, Inc.	1,143,063
4,500	Dun & Bradstreet Corp.*	158,850
2,600	Federal Home Loan Mortgage Corp.	170,040
16,800	Federal National Mortgage Assoc.	1,335,600
125,000	General Electric Co.	5,010,000
41,610	J.P. Morgan Chase & Co.	1,512,524
3,200	MBNA Corp.	112,640
		9,442,717
Food & Beverage – 4.0%		
13,900	Archer-Daniels-Midland Co.	199,465
12,100	General Mills, Inc.	629,321
41,300	PepsiCo, Inc.	2,010,897
14,900	Sara Lee Corp.	331,227
12,400	Smithfield Foods, Inc.*	273,296
4,300	Supervalu, Inc.	95,116
50,300	SYSCO Corp.	1,318,866
15,000	The Coca-Cola Co.	707,250
7,700	The Pepsi Bottling Group, Inc.	180,950
13,000	Unilever NV	748,930
		6,495,318
Forest – 0.7%		
21,300	Weyerhaeuser Co.	1,151,904
Gas Utilities – 0.4%		
6,400	Oneok, Inc.	114,176
18,500	UtiliCorp United, Inc.	465,645
		579,821
Gold – 0.1%		
12,900	Freeport-McMoRan Copper & Gold, Inc. Class B*	172,731

Shares	Description	Value
Common Stocks – (continued)		
Grocery – 0.1%		
6,500	Albertson's, Inc.	$ 204,685
Heavy Electrical – 0.4%		
10,900	Emerson Electric Co.	622,390
Heavy Machinery – 0.5%		
12,800	Caterpillar, Inc.	668,800
4,200	Cummins, Inc.	161,868
		830,668
Home Products – 3.1%		
11,700	Avon Products, Inc.	544,050
26,000	Colgate-Palmolive Co.	1,501,500
17,400	The Clorox Co.	688,170
29,400	The Procter & Gamble Co.	2,326,422
		5,060,142
Industrial Parts – 1.5%		
4,200	Pentair, Inc.	153,342
5,500	Textron, Inc.	228,030
36,550	Tyco International Ltd.	2,152,795
		2,534,167
Information Services – 3.0%		
28,100	Electronic Data Systems Corp.	1,926,255
25,300	First Data Corp.	1,984,785
9,600	Omnicom Group, Inc.	857,760
8,100	Total Systems Services, Inc.	171,558
		4,940,358
Internet – 0.1%		
12,000	Yahoo!, Inc.*	212,880
Leisure – 0.5%		
11,100	Cendant Corp.*	217,671
11,600	Harley-Davidson, Inc.	629,996
		847,667
Life Insurance – 1.3%		
41,900	MetLife, Inc.	1,327,392
18,200	Nationwide Financial Services, Inc.	754,572
		2,081,964
Media – 1.1%		
14,100	Clear Channel Communications, Inc.*	717,831
5,000	Fox Entertainment Group, Inc.*	132,650
44,200	The Walt Disney Co.	915,824
		1,766,305
Medical Products – 3.7%		
32,100	Abbott Laboratories	1,789,575
4,400	Baxter International, Inc.	235,972
48,200	Johnson & Johnson	2,848,620
21,800	Medtronic, Inc.	1,116,378
		5,990,545

Shares	Description	Value
Common Stocks – (continued)		
Medical Providers – 0.7%		
10,300	Caremark Rx, Inc.*	$ 167,993
14,100	UnitedHealth Group, Inc.	997,857
		1,165,850
Mining – 0.5%		
6,100	Alcoa, Inc.	216,855
25,600	Massey Energy Co.	530,688
		747,543
Motor Vehicle – 2.3%		
42,400	General Motors Corp.	2,060,640
21,500	Johnson Controls, Inc.	1,736,125
		3,796,765
Office/Industry/Mixed – 0.1%		
5,500	Equity Office Properties Trust	165,440
Oil Refining – 0.4%		
7,700	El Paso Corp.	343,497
12,000	USX-Marathon Group	360,000
		703,497
Oil Services – 0.7%		
16,100	Baker Hughes, Inc.	587,167
37,700	Halliburton Co.	493,870
		1,081,037
Property Insurance – 2.4%		
25,306	American International Group, Inc.	2,009,296
7,300	CNA Financial Corp.*	212,941
26,300	Loews Corp.	1,456,494
4,500	The Hartford Financial Services Group, Inc.	282,735
		3,961,466
Publishing – 0.5%		
19,600	Deluxe Corp.	814,968
Railroads – 0.6%		
27,400	CSX Corp.	960,370
Restaurants – 0.2%		
7,000	Darden Restaurants, Inc.	247,800
Securities/Asset Management – 2.6%		
9,200	John Hancock Financial Services, Inc.	379,960
24,900	Lehman Brothers Holdings, Inc.	1,663,320
7,900	Morgan Stanley	441,926
5,100	SEI Investments Co.	230,061
27,200	The Bear Stearns Cos., Inc.	1,595,008
		4,310,275

Shares	Description	Value
Common Stocks – (continued)		
Semiconductors – 2.7%		
7,200	Applied Materials, Inc.*	$ 288,720
22,500	Arrow Electronics, Inc.*	672,750
22,600	Avnet, Inc.	575,622
66,000	Intel Corp.	2,075,700
10,200	NVIDIA Corp.*	682,380
4,200	Semtech Corp.*	149,898
		4,445,070
Specialty Retail – 4.0%		
10,600	AutoZone, Inc.*	761,080
20,200	Best Buy Co., Inc.*	1,504,496
3,000	BJ's Wholesale Club, Inc.*	132,300
20,200	Lowes Co., Inc.	937,482
61,600	The Home Depot, Inc.	3,142,216
		6,477,574
Telecommunications Equipment – 0.2%		
37,100	Corning, Inc.	330,932
Telephone – 3.5%		
54,565	AT&T Corp.	989,809
6,900	BellSouth Corp.	263,235
14,500	Qwest Communications International, Inc.	204,885
11,022	SBC Communications, Inc.	431,732
49,194	Verizon Communications, Inc.	2,334,747
111,850	WorldCom, Inc.-WorldCom Group	1,574,848
		5,799,256
Thrifts – 0.4%		
18,750	Washington Mutual, Inc.	613,125
Tobacco – 0.3%		
8,100	R.J. Reynolds Tobacco Holdings, Inc.	456,030
Truck Freight – 0.6%		
17,800	United Parcel Service, Inc.	970,100
Wireless – 2.0%		
7,000	ALLTEL Corp.	432,110
153,224	AT&T Wireless Services, Inc.*	2,201,829
7,600	Telephone & Data Systems, Inc.	682,100
500	United States Cellular Corp.*	22,625
		3,338,664
TOTAL COMMON STOCKS (Cost $164,655,370)		$161,686,983

Statement of Investments (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.6%			
Joint Repurchase Agreement Account^			
$1,000,000	1.78%	01/02/2002	$ 1,000,000
TOTAL REPURCHASE AGREEMENT (Cost $1,000,000)			$ 1,000,000
TOTAL INVESTMENTS (Cost $165,655,370)			$162,686,983

* *Non-income producing security.*

^ *Joint repurchase agreement was entered into on December 31, 2001.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
ADR—American Depositary Receipt

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — CORE[SM] Large Cap Growth Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

The Russell 1000 Growth Index (the ''Index'') fell 20.43% during 2001, with the Consumer Cyclicals sector being the only positive contributor. The Technology sector was down 30.5% and, at 33% of the benchmark weight, was by far the biggest contributor to the decline. The next largest contributors to negative returns were the Healthcare sector (–16.5% and a 23% weight) and the Financial sector (–12.3% and a 9% weight). While the Index actually posted positive performance in the second and fourth quarters of 2001, its large declines in the first and third quarters led to the overall loss for the year.

Performance Review

Over the one-year period that ended December 31, 2001 the Fund generated a –20.76% cumulative total return. Over the same time period the Fund's benchmark, the Russell 1000 Growth Index generated a –20.43% cumulative return.

Among our investment themes, Fundamental Research was down overall during the year versus the benchmark. Momentum's returns fluctuated greatly, as it experienced some strong months followed by more difficult months, and vice versa. Our Profitability and Valuation themes performed relatively well compared to the Russell 1000 Growth Index, while Earnings Quality ended flat for the year, in line with how it performed on a monthly basis.

The Fund seeks sector weightings and distribution among size categories close to those of the Russell 1000 Growth Index. On a sector basis, stock selection in Technology and Consumer Cyclicals proved to be the greatest detractors from excess returns relative to the benchmark, while our holdings in the Consumer Non-Cyclicals and Telecommunications sectors enhanced relative returns.

Investment Objective

The Fund seeks long-term capital growth, primarily through a broadly diversified portfolio of equity securities that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy.

The Fund employs a disciplined approach that combines fundamental investment research provided by Goldman, Sachs & Co.'s Global Investment Research Department and consensus opinions with quantitative analysis generated by the Asset Management Division's proprietary model. This quantitative system evaluates each stock using many different criteria, including valuation measures, growth expectations, earnings momentum and risk profile. It also objectively analyzes the impact of current economic conditions on different types of stocks to determine where the emphasis should be placed. The portfolio construction process evaluates stocks based on their overall expected return and their contribution to portfolio risk. The final portfolio is the one that has the highest expected return for the targeted amount of risk.

Shareholder Letter (continued)

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
General Electric Co.	Financial Services	7.1%
Pfizer, Inc.	Drugs	5.7
Microsoft Corp.	Computer Software	4.9
Intel Corp.	Semiconductors	3.5
AOL Time Warner, Inc.	Entertainment	3.2
International Business Machines Corp.	Computer Software	2.9
Merck & Co., Inc.	Drugs	2.5
Amgen, Inc.	Drugs	2.4
Wal-Mart Stores, Inc.	Department Stores	2.4
The Home Depot, Inc.	Specialty Retail	2.4

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should do better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection, as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Management Team

January 11, 2002

CORE is a service mark of Goldman, Sachs & Co.

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on February 13, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (Russell 1000 Growth Index) is shown. All performance data shown represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

CORE Large Cap Growth Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested from February 13, 1998 to December 31, 2001.



Average Annual Total Return through December 31, 2001	Since Inception	One Year
CORE Large Cap Growth Fund (commenced February 13, 1998)	−0.70%	−20.76%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 98.1%		
Apartments REIT – 0.1%		
800	Archstone-Smith Trust	$ 21,040
Apparel – 0.2%		
900	Liz Claiborne, Inc.	44,775
Banks – 1.5%		
4,600	Bank of America Corp.	289,570
800	Investors Financial Services Corp.	52,968
		342,538
Chemicals – 0.1%		
500	Sigma-Aldrich Corp.	19,705
Clothing – 0.4%		
1,400	Ross Stores, Inc.	44,912
700	The Neiman Marcus Group, Inc.*	21,749
800	The Talbots, Inc.	29,000
		95,661
Computer Hardware – 7.0%		
22,200	Cisco Systems, Inc.*	402,042
14,200	Dell Computer Corp.*	385,956
5,000	EMC Corp.*	67,200
10,200	Gateway, Inc.*	82,008
6,800	Hewlett-Packard Co.	139,672
2,200	Imation Corp.*	47,476
800	InFocus Corp.*	17,616
4,700	Ingram Micro, Inc.*	81,404
3,400	Juniper Networks, Inc.*	64,430
1,300	Storage Technology Corp.*	26,871
19,800	Sun Microsystems, Inc.*	243,540
		1,558,215
Computer Software – 11.4%		
2,600	Adobe Systems, Inc.	80,730
5,400	International Business Machines Corp.	653,184
900	Mentor Graphics Corp.*	21,213
16,600	Microsoft Corp.*	1,100,082
2,500	NCR Corp.*	92,150
25,400	Oracle Corp.*	350,774
1,900	PeopleSoft, Inc.*	76,380
2,000	Sybase, Inc.*	31,520
2,100	Symantec Corp.*	139,293
		2,545,326
Construction – 0.2%		
600	Jacobs Engineering Group, Inc.*	39,600
Defense/Aerospace – 0.5%		
3,100	Goodrich Corp.	82,522
600	ITT Industries, Inc.	30,300
		112,822
Department Stores – 2.6%		
900	Sears, Roebuck & Co.	42,876
9,400	Wal-Mart Stores, Inc.	540,970
		583,846

Shares	Description	Value
Common Stocks – (continued)		
Drugs – 19.4%		
3,100	Allergan, Inc.	$ 232,655
2,700	American Home Products Corp.	165,672
400	AmerisourceBergen Corp.	25,420
9,700	Amgen, Inc.*	547,468
800	Andrx Group*	56,328
5,800	Bristol-Myers Squibb Co.	295,800
6,600	Cardinal Health, Inc.	426,756
1,000	Chiron Corp.*	43,840
3,400	Eli Lilly & Co.	267,036
500	Forest Laboratories, Inc.*	40,975
800	Genentech, Inc.*	43,400
1,025	IVAX Corp.*	20,644
8,500	McKesson Corp.	317,900
9,600	Merck & Co., Inc.	564,480
31,850	Pfizer, Inc.	1,269,222
1,000	SICOR, Inc.*	15,680
		4,333,276
Electrical Equipment – 2.8%		
500	Cabot Microelectronics Corp.*	39,625
3,800	Jabil Circuit, Inc.*	86,336
400	KLA-Tencor Corp.*	19,824
1,300	L-3 Communications Holdings, Inc.*	117,000
4,500	Metromedia Fiber Network, Inc.*	1,980
400	Mettler-Toledo International, Inc.*	20,740
2,975	Molex, Inc.	92,076
4,900	Motorola, Inc.	73,598
3,500	Sanmina Corp.*	69,650
700	SPX Corp.*	95,830
		616,659
Electrical Utilities – 2.1%		
15,600	Dynegy, Inc.	397,800
5,000	Mirant Corp.*	80,100
		477,900
Energy Resources – 0.1%		
900	Occidental Petroleum Corp.	23,877
Entertainment – 4.8%		
22,400	AOL Time Warner, Inc.*	719,040
8,180	Viacom, Inc. Class B*	361,147
		1,080,187
Financial Services – 8.5%		
4,000	Countrywide Credit Industries, Inc.	163,880
300	Federal National Mortgage Assoc	23,850
39,700	General Electric Co.	1,591,176
1,100	Household International, Inc.	63,734
1,500	IndyMac Bancorp, Inc.*	35,070
600	J.P. Morgan Chase & Co.	21,810
		1,899,520
Food & Beverage – 2.7%		
800	Dole Food Co., Inc.	21,464
2,700	Interstate Bakeries Corp.	65,286
4,360	PepsiCo, Inc.	212,288

Shares	Description	Value
	Common Stocks – (continued)	
	Food & Beverage – (continued)	
2,700	Smithfield Foods, Inc.*	$ 59,508
5,200	SYSCO Corp.	136,344
1,400	The Coca-Cola Co.	66,010
1,800	The Pepsi Bottling Group, Inc.	42,300
		603,200
	Forest – 0.2%	
1,400	Georgia-Pacific Corp.	38,654
	Gold – 0.1%	
1,100	Newmont Mining Corp.	21,021
	Grocery – 0.6%	
1,400	Albertson's, Inc.	44,086
2,300	Safeway, Inc.*	96,025
		140,111
	Home Products – 1.7%	
1,600	Avon Products, Inc.	74,400
2,400	Colgate-Palmolive Co.	138,600
2,200	The Procter & Gamble Co.	174,086
		387,086
	Industrial Parts – 1.2%	
800	Textron, Inc.	33,168
4,100	Tyco International Ltd.	241,490
		274,658
	Information Services – 3.2%	
900	Affiliated Computer Services, Inc.*	95,517
6,400	Electronic Data Systems Corp.	438,720
2,100	Omnicom Group, Inc.	187,635
		721,872
	Internet – 0.7%	
400	CheckFree Corp.*	7,200
3,700	EarthLink, Inc.*	45,029
1,500	Expedia, Inc.*	60,915
1,000	Hotel Reservations Network, Inc.*	46,000
		159,144
	Leisure – 0.3%	
1,200	Harley-Davidson, Inc.	65,172
	Life Insurance – 0.3%	
1,800	Nationwide Financial Services, Inc.	74,628
	Media – 0.6%	
1,300	Clear Channel Communications, Inc.*	66,183
2,300	General Motors Corp. Class H*	35,535
1,100	The Interpublic Group of Cos., Inc.	32,494
		134,212
	Medical Products – 5.3%	
6,400	Abbott Laboratories	356,800
3,900	Henry Schein, Inc.*	144,417
7,200	Johnson & Johnson	425,520

Shares	Description	Value
	Common Stocks – (continued)	
	Medical Products – (continued)	
3,500	Medtronic, Inc.	$ 179,235
2,300	STERIS Corp.*	42,021
600	Stryker Corp.	35,022
		1,183,015
	Medical Providers – 0.4%	
1,400	UnitedHealth Group, Inc.	99,078
	Oil Refining – 0.1%	
700	Black Hills Corp.	23,688
	Oil Services – 0.4%	
1,500	Baker Hughes, Inc.	54,705
1,900	Halliburton Co.	24,890
		79,595
	Property Insurance – 1.6%	
2,800	American International Group, Inc.	222,320
400	American National Insurance Co.	33,640
1,900	Loews Corp.	105,222
		361,182
	Publishing – 0.5%	
1,900	Deluxe Corp.	79,002
1,200	Wallace Computer Services, Inc.	22,788
		101,790
	Securities/Asset Management – 1.5%	
1,200	E*TRADE Group, Inc.*	12,300
600	Lehman Brothers Holdings, Inc.	40,080
1,000	SEI Investments Co.	45,110
1,400	The Bear Stearns Cos., Inc.	82,096
2,800	The John Nuveen Co.	149,744
		329,330
	Semiconductors – 6.3%	
6,700	Avnet, Inc.	170,649
3,600	Axcelis Technologies, Inc.*	46,404
4,500	Fairchild Semiconductor Corp.*	126,900
24,800	Intel Corp.	779,960
600	Intersil Corp.*	19,350
4,100	LSI Logic Corp.*	64,698
1,400	Semtech Corp.*	49,966
5,200	Texas Instruments, Inc.	145,600
		1,403,527
	Specialty Retail – 4.6%	
1,000	AutoZone, Inc.*	71,800
2,800	Best Buy Co., Inc.*	208,544
500	BJ's Wholesale Club, Inc.*	22,050
600	Krispy Kreme Doughnuts, Inc.*	26,520
1,000	Longs Drug Stores Corp.	23,380
10,500	The Home Depot, Inc.	535,605
3,900	Walgreen Co.	131,274
		1,019,173

Statement of Investments (continued)

December 31, 2001

Shares	Description		Value
Common Stocks – (continued)			
Telecommunications Equipment – 1.1%			
7,100	Corning, Inc.	$	63,332
3,800	QUALCOMM, Inc.*		191,900
			255,232
Telephone – 0.3%			
2,300	BCE, Inc.		52,440
400	WorldCom, Inc.-MCI Group		5,080
1,518	WorldCom, Inc.-WorldCom Group		21,374
			78,894
Truck Freight – 0.1%			
400	United Parcel Service, Inc.		21,800
Wireless – 2.6%			
1,600	3Com Corp.*		10,208
6,700	American Tower Corp. Class A*		63,449
26,500	AT&T Wireless Services, Inc.*		380,805
200	Telephone & Data Systems, Inc.		17,950
1,700	United States Cellular Corp.*		76,925
800	UTStarcom, Inc.*		22,800
			572,137
TOTAL COMMON STOCKS			
(Cost $23,219,431)			**$21,943,146**

Shares	Description		Value
Mutual Funds – 1.3%			
5,700	iShares Russell 1000 Growth Index* Fund	$	290,358
TOTAL MUTUAL FUNDS			
(Cost $291,676)		$	290,358
TOTAL INVESTMENTS			
(Cost $23,511,107)			$22,233,504

*   *Non-income producing security.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — CORE^{SM} Small Cap Equity Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

The Russell 2000 Index (the ''Index'') gained 2.49% during 2001. Within the Index the Consumer Cyclicals sector was the biggest contributor to the rise, as it posted a 24.6% return. The next largest contributors were the Financial and Consumer Services sectors. Conversely, the Technology sector was the weakest performing sector within the Index.

Performance Review

Over the one-year period that ended December 31, 2001 the Fund generated a 4.53% cumulative total return. Over the same time period the Fund's benchmark, the Russell 2000 Index (with dividends reinvested) generated a 2.49% cumulative total return.

Of the CORE themes, Profitability, which favors companies with sound fundamentals, such as high profit margins and good operating efficiency, was the biggest positive contributor to excess returns relative to the benchmark. Valuation also performed well during the year, contributing positively to excess returns versus the benchmark in three out of four quarters. Though Momentum was up in the second and third quarters, its struggles in the first and fourth quarters caused it to be the biggest detractor from relative returns. Fundamental Research also was down for the year, while Earnings Quality ended flat.

Stock selection was a positive contributor in nine of the 13 sectors that make up the Fund. The best relative returns were generated in the Technology and Healthcare sectors, while it lagged the benchmark most notably in the Financial and Consumer Non-Cyclicals sectors.

Investment Objective

The Fund seeks long-term capital growth, primarily through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

The Fund employs a disciplined approach that combines fundamental investment research provided by Goldman, Sachs & Co.'s Global Investment Research Department and consensus opinions with quantitative analysis generated by the Asset Management Division's proprietary model. This quantitative system evaluates each stock using many different criteria, including valuation measures, growth expectations, earnings momentum and risk profile. It also objectively analyzes the impact of current economic conditions on different types of stocks to determine where the emphasis should be placed. The portfolio construction process evaluates stocks based on their overall expected return and their contribution to portfolio risk. The final portfolio is the one that has the highest potential return for the targeted amount of risk.

Shareholder Letter (continued)

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
The Great Atlantic & Pacific Tea Co., Inc.	Grocery	1.1%
Polaris Industries, Inc.	Leisure	0.7
The Toro Co.	Consumer Durables	0.7
Diagnostic Products Corp.	Drugs	0.7
The John Nuveen Co.	Security/Asset Management	0.7
Amli Residential Properties Trust	Equity REIT	0.6
Oneok, Inc.	Gas Utilities	0.6
Hughes Supply, Inc.	Industrial Parts	0.6
Airborne, Inc.	Truck Freight	0.6
Commercial Federal Corp.	Banks	0.5

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should do better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection, as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Management Team

January 11, 2002

CORE is a service mark of Goldman, Sachs & Co.

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made February 13, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (Russell 2000 Index) is shown. All performance data shown represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

CORE Small Cap Equity Fund's Lifetime Performance

Growth of a $10,000 investment, Distributions Reinvested from February 13, 1998 to December 31, 2001.



Average Annual Total Return through December 31, 2001	Since Inception	One Year
CORE Small Cap Equity Fund (commenced February 13, 1998)	3.29%	4.53%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 97.7%		
Airlines – 0.5%		
5,200	Atlantic Coast Airlines Holdings, Inc.*	$ 121,108
6,950	Frontier Airlines, Inc.*	118,150
6,100	Mesa Air Group, Inc.*	45,872
		285,130
Alcohol – 0.1%		
1,600	The Robert Mondavi Corp.*	60,800
Apparel – 0.1%		
4,000	Skechers U.S.A., Inc.*	58,480
Banks – 6.5%		
2,200	Capital City Bank Group, Inc.	53,306
6,800	Commerce Bancorp, Inc.	267,512
12,700	Commercial Federal Corp.	298,450
2,300	Compass Bancshares, Inc.	65,090
4,300	Corus Bankshares, Inc.	195,220
4,200	Cullen/Frost Bankers, Inc.	129,696
2,400	First Citizens BancShares, Inc.	234,600
4,030	Fulton Financial Corp.	87,975
2,300	GBC Bancorp	67,850
4,900	Greater Bay Bancorp	140,042
2,300	Hancock Holding Co.	98,992
3,000	Independence Community Bank Corp.	68,280
4,300	Investors Financial Services Corp.	284,703
1,800	MidAmerica Bancorp	59,580
4,600	OceanFirst Financial Corp.	111,136
3,800	Pacific Capital Bancorp	105,602
6,300	Pacific Century Financial Corp.	163,107
2,200	Prosperity Bancshares, Inc.	59,378
3,500	Provident Financial Group, Inc.	91,980
7,600	Santander BanCorp	147,516
1,900	Silicon Valley Bancshares*	50,787
6,600	Sterling Bancshares, Inc.	82,632
7,700	Trustmark Corp.	186,571
3,570	UMB Financial Corp.	142,800
5,800	Westamerica Bancorp	229,506
3,900	Wintrust Financial Corp.	119,223
		3,541,534
Chemicals – 2.5%		
4,200	Airgas, Inc.*	63,504
4,900	Albemarle Corp.	117,600
6,700	Arch Chemicals, Inc.	155,440
3,000	Ashland, Inc.	138,240
5,500	Brady Corp.	201,300
1,800	H.B. Fuller Co.	51,786
6,000	Millennium Chemicals, Inc.	75,600
1,800	NCH Corp.	93,870
2,200	Rogers Corp.*	66,660
5,800	The Lubrizol Corp.	203,522
3,800	The Scotts Co.*	180,880
		1,348,402
Clothing – 1.1%		
1,500	Chicos FAS, Inc.*	59,550
2,400	Christopher & Banks Corp.*	82,200

Shares	Description	Value
Common Stocks – (continued)		
Clothing – (continued)		
900	Payless ShoeSource, Inc.*	$ 50,535
5,700	Stein Mart, Inc.*	47,652
2,500	The Childrens Place Retail Stores, Inc.*	67,875
17,200	The Finish Line, Inc.*	262,988
2,300	The Wet Seal, Inc.*	54,165
		624,965
Computer Hardware – 3.5%		
18,600	3Com Corp.*	118,668
3,700	Celeritek, Inc.*	49,543
4,000	Checkpoint Systems, Inc.*	53,600
6,400	Coinstar, Inc.*	160,000
3,100	Computer Network Technology Corp.*	55,149
11,700	Daisytek International Corp.	154,089
5,100	Echelon Corp.*	72,216
4,000	Global Imaging Systems, Inc.*	59,720
11,300	IKON Office Solutions, Inc.	132,097
7,600	Imation Corp.*	164,008
6,000	InFocus Corp.*	132,120
1,050	Kronos, Inc.*	50,799
3,900	Mercury Computer Systems, Inc.*	152,529
2,900	RadiSys Corp.*	57,014
3,800	SBS Technologies, Inc.*	55,366
3,700	Secure Computing Corp.*	76,035
3,700	Storage Technology Corp.*	76,479
3,900	Tech Data Corp.*	168,792
2,500	Zebra Technologies Corp.*	138,775
		1,926,999
Computer Software – 4.7%		
19,600	Acclaim Entertainment, Inc.*	103,880
8,150	Activision, Inc.*	211,981
5,600	Actuate Corp.*	29,512
3,200	Avant! Corp.*	65,568
4,900	Avid Technology, Inc.*	59,535
9,700	Borland Software Corp.*	151,902
5,800	CACI International, Inc.*	229,013
2,900	Catapult Communications Corp.*	75,574
6,600	Documentum, Inc.*	143,352
5,400	Entrust, Inc.*	55,026
4,850	EPIQ Systems, Inc.*	93,848
4,500	FileNET Corp.*	91,305
4,000	HNC Software, Inc.*	82,400
4,100	Intergraph Corp.*	56,334
5,800	J.D. Edwards & Co.*	95,410
3,400	JDA Software Group, Inc.*	75,990
2,600	Manhattan Associates, Inc.*	75,790
3,400	Midway Games, Inc.*	51,034
5,900	MSC.Software Corp.*	92,040
32,800	Novell, Inc.*	150,552
3,300	Pharmacopeia, Inc.*	45,837
4,100	Radiant Systems, Inc.*	47,150
1,700	Renaissance Learning, Inc.*	51,799
3,600	SeaChange International, Inc.*	122,832
4,100	SERENA Software, Inc.*	89,134

Shares	Description		Value
Common Stocks – (continued)			
Computer Software – (continued)			
4,400	The Titan Corp.*	$	109,780
2,300	Websense, Inc.*		73,761
			2,530,339
Construction – 2.0%			
2,600	Beazer Homes USA, Inc.*		190,242
6,500	Champion Enterprises, Inc.*		80,015
6,100	EMCOR Group, Inc.*		276,940
8,100	Fleetwood Enterprises, Inc.		91,773
14,550	Griffon Corp.*		218,250
2,600	Insituform Technologies, Inc.*		66,508
600	NVR, Inc.*		122,400
7,600	ResortQuest International, Inc.*		36,176
			1,082,304
Consumer Durables – 1.2%			
3,800	Kimball International, Inc. Class B		57,570
1,600	Mohawk Industries, Inc.*		87,808
2,900	The Sherwin-Williams Co.		79,750
8,400	The Toro Co.		378,000
3,000	Universal Electronics, Inc.*		51,630
			654,758
Defense/Aerospace – 0.6%			
5,900	AAR Corp.		53,159
1,000	Curtiss-Wright Corp.		47,750
5,300	Kaman Corp.		82,680
4,700	Moog, Inc.*		102,460
3,300	Teledyne Technologies, Inc.*		53,757
			339,806
Department Stores – 0.4%			
7,800	Dillard's, Inc.		124,800
11,700	Shopko Stores, Inc.*		111,150
			235,950
Drugs – 7.1%			
4,600	3 Dimensional Pharmaceutical, Inc.*		39,054
2,800	Affymetrix, Inc.*		105,700
2,200	Alexion Pharmaceuticals, Inc.*		53,768
3,178	AmerisourceBergen Corp.		201,962
3,100	Cephalon, Inc.*		234,313
3,500	Charles River Laboratories International, Inc.*		117,180
3,400	Corixa Corp.*		51,238
8,500	Diagnostic Products Corp.		373,575
1,800	Digene Corp.*		53,100
3,500	Diversa Corp.*		49,525
4,800	First Horizon Pharmaceutical Corp.*		141,072
2,600	Gene Logic, Inc.*		48,984
7,400	Genome Therapeutics Corp.*		50,394
5,500	Harvard Bioscience, Inc.*		54,670
3,700	Herbalife International, Inc.		52,614
3,400	Hyseq, Inc.*		26,248
4,800	IDEXX Laboratories, Inc.*		136,848
5,600	Immunomedics, Inc.*		113,456

Shares	Description		Value
Common Stocks – (continued)			
Drugs – (continued)			
800	Invitrogen Corp.*	$	49,544
2,600	Kos Pharmaceuticals, Inc.*		89,960
2,100	Martek Biosciences Corp.*		45,675
11,100	Medarex, Inc.*		199,356
1,200	Medicis Pharmaceutical Corp.*		77,508
2,900	MGI Pharma, Inc.*		44,312
5,700	NBTY, Inc.*		66,690
4,200	Onyx Pharmaceuticals, Inc.*		21,504
20,600	Perrigo Co.*		243,492
6,900	Pharmaceutical Resources, Inc.*		233,220
7,172	Priority Healthcare Corp. Class B*		252,383
2,500	Progenics Pharmaceuticals, Inc.*		46,175
4,100	Scios, Inc.*		97,457
4,100	Serologicals Corp.*		88,150
9,200	SICOR, Inc.*		144,256
5,200	Syncor International Corp.*		148,928
2,200	Tularik, Inc.*		52,844
3,500	Vical, Inc.*		42,840
			3,847,995
Electrical Equipment – 5.6%			
3,300	3D Systems Corp.*		47,025
2,100	ADTRAN, Inc.*		53,592
6,100	Allen Telecom, Inc.*		51,850
7,800	Anixter International, Inc.*		226,278
3,100	BEI Technologies, Inc.		54,064
5,200	Benchmark Electronics, Inc.*		98,592
8,700	Cable Design Technologies Corp.*		119,016
700	Cabot Microelectronics Corp.*		55,475
3,400	CommScope, Inc.*		72,318
6,400	DMC Stratex Networks, Inc.*		49,792
3,200	DSP Group, Inc.*		74,432
1,700	FEI Co.*		53,567
6,200	Fisher Scientific International, Inc.*		181,040
2,500	FLIR Systems, Inc.*		94,800
6,700	General Cable Corp.		87,770
3,900	Helix Technology Corp.		87,945
4,400	II-VI, Inc.*		75,812
6,400	Input/Output, Inc.*		52,544
5,400	InterDigital Communications Corp.*		52,380
4,900	Interface, Inc.		27,489
4,200	Itron, Inc.*		127,260
9,200	MRV Communications, Inc.*		39,008
1,900	Nanometrics, Inc.*		36,860
8,400	Pemstar, Inc.*		100,800
14,100	Pioneer-Standard Electronics, Inc.		179,070
2,600	Planar Systems, Inc.*		54,860
4,300	Plantronics, Inc.*		110,252
5,100	Plexus Corp.*		135,456
5,400	SymmetriCom, Inc.*		41,094
3,600	Tekelec*		65,196
12,500	Terayon Communication Systems, Inc.*		103,387
5,600	Trimble Navigation Ltd.*		90,776
10,600	Turnstone Systems, Inc.*		42,082
2,800	Ulticom, Inc.*		28,168
2,800	Ultratech Stepper, Inc.*		46,256

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
Common Stocks – (continued)		
	Electrical Equipment – (continued)	
4,500	Varian, Inc.*	$ 145,980
7,683	Vialta, Inc.*	9,527
2,000	Vicor Corp.*	32,400
3,700	Zygo Corp.*	58,830
		3,063,043
	Electrical Utilities – 0.5%	
6,400	Avista Corp.	84,864
7,300	Public Service Co. of New Mexico	204,035
		288,899
	Energy Resources – 0.8%	
8,200	Chesapeake Energy Corp.*	54,202
1,600	Evergreen Resources, Inc.*	61,776
7,600	KCS Energy, Inc.*	23,712
5,600	Quicksilver Resources, Inc.*	106,680
2,200	Spinnaker Exploration Co.*	90,552
2,500	Western Gas Resources, Inc.	80,800
		417,722
	Entertainment – 0.3%	
7,000	Handleman Co.*	103,950
4,200	World Wrestling Federation Entertainment, Inc.*	55,230
		159,180
	Environmental Services – 0.5%	
2,800	CARBO Ceramics, Inc.	109,648
9,000	Casella Waste Systems, Inc.*	133,290
8,700	Covanta Energy Corp.*	39,324
		282,262
	Equity REIT – 6.2%	
1,600	Alexandria Real Estate Equities, Inc.	65,760
13,300	Amli Residential Properties Trust	335,426
3,700	AvalonBay Communities, Inc.	175,047
1,300	Camden Property Trust	47,710
8,600	CBL & Associates Properties, Inc.	270,900
6,700	EastGroup Properties, Inc.	154,569
13,500	FelCor Lodging Trust, Inc.	225,585
6,000	First Industrial Realty Trust, Inc.	186,600
3,700	General Growth Properties, Inc.	143,560
8,100	Healthcare Realty Trust, Inc.	226,800
9,300	Highwoods Properties, Inc.	241,335
2,200	Hospitality Properties Trust	64,900
2,900	iStar Financial, Inc.	72,355
4,900	Kilroy Realty Corp.	128,723
14,500	MeriStar Hospitality Corp.	205,900
6,300	Mid-America Apartment Communities, Inc.	165,690
8,200	Prime Group Realty Trust	75,686
7,200	PS Business Parks, Inc.	226,800
4,000	Public Storage, Inc.	133,600
4,800	Regency Centers Corp.	133,200
3,400	Shurgard Storage Centers, Inc.	108,800
		3,388,946

Shares	Description	Value
Common Stocks – (continued)		
	Financial Services – 1.0%	
4,900	Advanta Corp.	$ 48,706
2,100	Brown & Brown	57,330
3,200	Credit Acceptance Corp.*	28,480
3,800	IndyMac Bancorp, Inc.*	88,844
12,000	Insignia Financial Group, Inc.*	129,600
4,100	National Processing, Inc.*	133,250
2,257	SWS Group, Inc.	57,441
		543,651
	Food & Beverage – 2.1%	
7,500	Corn Products International, Inc.	264,375
2,800	Dole Food Co., Inc.	75,124
14,300	Fleming Cos., Inc.	264,550
4,400	Interstate Bakeries Corp.	106,392
3,800	Performance Food Group Co.*	133,646
6,200	Pilgrim's Pride Corp.	84,010
4,300	Smithfield Foods, Inc.*	94,772
5,800	United Natural Foods, Inc.*	145,000
		1,167,869
	Forest – 1.6%	
4,200	Chesapeake Corp.	116,802
1,800	Greif Bros. Corp.	59,310
4,400	Ivex Packaging Corp.*	83,600
4,600	Louisiana-Pacific Corp.	38,824
4,200	Pope & Talbot, Inc.	59,850
4,900	Schweitzer-Mauduit International, Inc.	116,375
8,500	United Stationers, Inc.*	286,025
4,400	Universal Forest Products, Inc.	92,092
		852,878
	Gas Utilities – 1.6%	
3,500	Cascade Natural Gas Corp.	77,175
2,900	Northwest Natural Gas Co.	73,950
17,900	Oneok, Inc.	319,336
3,700	South Jersey Industries, Inc.	120,620
6,400	UGI Corp.	193,280
2,700	WGL Holdings, Inc.	78,489
		862,850
	Grocery – 1.1%	
24,900	The Great Atlantic & Pacific Tea Co., Inc.	592,122
	Heavy Electrical – 1.2%	
8,100	A.O. Smith Corp.	157,950
6,200	Andrew Corp.*	135,718
4,800	Belden, Inc.	113,040
3,300	LSI Industries, Inc.	57,420
2,900	Thomas & Betts Corp.	61,335
2,300	Woodward Governor Co.	133,975
		659,438
	Heavy Machinery – 1.3%	
7,000	AGCO Corp.	110,460
13,400	JLG Industries, Inc.	142,710
2,800	Lindsay Manufacturing Co.	54,180

Shares	Description	Value
	Common Stocks – (continued)	
	Heavy Machinery – (continued)	
2,600	NACCO Industries, Inc.	$ 147,654
6,600	Terex Corp.*	115,764
4,300	Trinity Industries, Inc.	116,831
		687,599
	Home Products – 0.9%	
4,300	Alberto-Culver Co. Class B	192,382
6,700	Church & Dwight Co., Inc.	178,421
8,200	The Dial Corp.	140,630
		511,433
	Hotels – 0.7%	
5,400	Ameristar Casinos, Inc.*	135,270
1,600	Argosy Gaming Co.*	52,032
9,500	Aztar Corp.*	173,850
		361,152
	Industrial Parts – 2.7%	
7,600	Applied Industrial Technologies, Inc.	141,740
4,100	CompX International, Inc.	53,177
5,100	ESCO Technologies, Inc.*	175,899
3,700	Flowserve Corp.*	98,457
10,000	Hughes Supply, Inc.	308,700
2,300	Kennametal, Inc.	92,621
11,500	Lennox International, Inc.	111,550
2,700	Nordson Corp.	71,307
2,900	Nortek, Inc.*	80,910
1,600	SPS Technologies, Inc.*	55,872
2,600	Tecumseh Products Co.	131,638
6,200	The Timken Co.	100,316
2,600	Watts Industries, Inc.	39,000
		1,461,187
	Industrial Services – 1.8%	
4,900	Administaff, Inc.*	134,309
1,500	Copart, Inc.*	54,555
8,200	Dollar Thrifty Automotive Group, Inc.*	127,100
6,100	Gentiva Health Services, Inc.*	133,895
3,900	ITT Educational Services, Inc.*	143,793
1,900	Learning Tree International, Inc.*	53,010
9,300	Rent-Way, Inc.*	55,707
5,500	Ryder System, Inc.	121,825
6,700	Spherion Corp.*	65,392
1,900	SRI/Surgical Express, Inc.*	30,400
2,500	United Rentals, Inc.*	56,750
		976,736
	Information Services – 3.9%	
4,300	ADVO, Inc.*	184,900
500	Affiliated Computer Services, Inc.*	53,065
5,600	Allscripts Heathcare Solutions, Inc.*	18,144
2,050	BARRA, Inc.*	96,534
2,300	Cognizant Technology Solutions Corp.*	94,254
2,400	CoStar Group, Inc.*	57,624
3,100	Daktronics, Inc.*	26,195
6,700	DiamondCluster International, Inc.*	87,770

Shares	Description	Value
	Common Stocks – (continued)	
	Information Services – (continued)	
3,800	Exult, Inc.*	$ 60,990
1,200	F.Y.I., Inc.*	40,200
1,500	FactSet Research Systems, Inc.	52,425
1,300	Fair Isaac & Co., Inc.	81,926
3,580	Global Payments, Inc.	123,152
7,500	Interactive Data Corp.	106,050
4,000	Jack Henry & Associates, Inc.	87,360
4,700	Lexicon Genetics, Inc.*	54,238
2,900	Multex.com, Inc.*	13,050
4,300	NDCHealth Corp.	148,565
5,500	PEC Solutions, Inc.*	206,855
6,550	Pegasus Systems, Inc.*	93,010
1,800	R.H. Donnelley Corp.*	52,290
4,100	SBA Communications Corp.*	53,382
2,500	StarTek, Inc.*	47,375
2,600	Symyx Technologies, Inc.*	55,224
7,600	TeleTech Holdings, Inc.*	108,908
2,125	Tetra Tech, Inc.*	42,309
1,900	Travelocity.com, Inc.*	54,549
		2,100,344
	Internet – 2.6%	
13,300	Akamai Technologies, Inc.*	79,002
14,500	Art Technology Group, Inc.*	50,460
7,500	Click Commerce, Inc.*	23,700
20,600	Commerce One, Inc.*	73,542
5,000	HotJobs.com, Ltd.*	51,950
6,900	Inet Technologies, Inc.*	72,933
4,600	Investment Technology Group, Inc.*	179,722
12,000	Macromedia, Inc.*	213,600
6,300	Nuance Communications, Inc.*	57,330
5,200	Overture Services, Inc.*	184,236
9,500	Priceline.com, Inc.*	55,290
5,200	S1 Corp.*	84,136
4,100	SonicWall, Inc.*	79,704
2,500	Stellent, Inc.*	73,900
3,900	Vastera, Inc.*	64,779
2,900	Verity, Inc.*	58,725
1,600	WebEx Communications, Inc.*	39,760
		1,442,769
	Leisure – 1.7%	
4,200	Action Performance Cos., Inc.*	128,562
2,000	Churchill Downs, Inc.	73,940
3,400	Concord Camera Corp.*	26,928
6,700	Dover Downs Entertainment, Inc.	102,510
4,900	JAKKS Pacific, Inc.*	92,855
6,600	Polaris Industries, Inc.	381,150
4,350	SCP Pool Corp.*	119,408
		925,353
	Life Insurance – 0.6%	
5,100	AmerUs Group Co.	182,784
1,300	National Western Life Insurance Co.*	144,560
		327,344

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
	Common Stocks – (continued)	
	Media – 1.2%	
5,700	Arbitron, Inc.*	$ 194,655
2,700	Media General, Inc.	134,541
11,600	Sinclair Broadcast Group, Inc.*	109,736
3,400	The Liberty Corp.	139,910
2,200	Westwood One, Inc.*	66,110
		644,952
	Medical Products – 3.0%	
1,300	Analogic Corp.	50,063
3,300	Arrow International, Inc.	131,802
2,300	Closure Medical Corp.*	53,728
6,700	Henry Schein, Inc.*	248,101
1,300	Hillenbrand Industries, Inc.	71,851
1,900	INAMED Corp.*	57,133
4,600	Intuitive Surgical, Inc.*	46,138
8,500	Magellan Health Services, Inc.*	53,975
4,600	Ocular Sciences, Inc.*	107,180
11,600	Owens & Minor, Inc.	214,600
2,400	PolyMedica Corp.*	39,840
16,200	PSS World Medical, Inc.*	132,192
2,200	Respironics, Inc.*	76,208
2,900	SangStat Medical Corp.*	56,956
7,600	STERIS Corp.*	138,852
1,300	Varian Medical Systems, Inc.*	92,638
2,100	Ventana Medical Systems, Inc.*	47,502
		1,618,759
	Medical Providers – 1.6%	
2,100	Aetna, Inc.	69,279
11,200	Beverly Enterprises, Inc.*	96,320
7,000	Caremark Rx, Inc.*	114,170
7,300	Coventry Health Care, Inc.*	145,635
2,300	Enzo Biochem, Inc.*	54,050
10,700	Humana, Inc.*	126,153
520	Inverness Medical Innovations, Inc.*	9,386
2,400	Mid Atlantic Medical Services, Inc.*	54,480
7,100	PacifiCare Health Systems, Inc.*	113,600
13,500	Service Corp. International*	67,365
		850,438
	Mining – 2.4%	
8,200	AK Steel Holding Corp.	93,316
4,400	Allegheny Technologies, Inc.	73,700
2,900	Ball Corp.	205,030
1,700	Harsco Corp.	58,310
8,100	Massey Energy Co.	167,913
3,300	Mueller Industries, Inc.*	109,725
14,000	Owens-Illinois, Inc.*	139,860
7,800	Quanex Corp.	220,740
2,000	Reliance Steel & Aluminum Corp.	52,500
9,200	RTI International Metals, Inc.*	91,540
9,800	USEC, Inc.	70,168
		1,282,802

Shares	Description	Value
	Common Stocks – (continued)	
	Motor Vehicle – 1.8%	
10,000	Circuit City Stores, Inc. – CarMax Group*	$ 227,400
3,100	Cummins Engine Co., Inc.	119,474
7,004	Dura Automotive Systems, Inc.*	77,044
2,700	Oshkosh Truck Corp.	131,625
4,200	Stewart & Stevenson Services, Inc.	79,002
4,800	Thor Industries, Inc.	177,840
8,900	Tower Automotive, Inc.*	80,367
2,700	Winnebago Industries, Inc.	99,738
		992,490
	Oil Refining – 0.9%	
7,200	NorthWestern Corp.	151,560
2,000	Plains Resources, Inc.*	49,220
20,900	Tesoro Petroleum Corp.*	273,999
		474,779
	Oil Services – 1.3%	
3,300	Atwood Oceanics, Inc.*	115,005
2,100	Cal Dive International, Inc.*	51,828
3,100	Lufkin Industries, Inc.	83,080
4,000	Oceaneering International, Inc.*	88,480
6,000	Parker Drilling Co.*	22,140
5,400	Pride International, Inc.*	81,540
4,000	Seitel, Inc.*	54,400
5,600	Varco International, Inc.*	83,888
7,100	Veritas DGC, Inc.*	131,350
		711,711
	Property Insurance – 1.7%	
2,600	Allmerica Financial Corp.	115,830
8,400	First American Corp.	157,416
4,600	Harleysville Group, Inc.	109,894
6,200	LandAmerica Financial Group, Inc.	177,940
1,400	PMA Capital Corp.	27,020
4,200	The Commerce Group, Inc.	158,298
3,500	The Midland Co.	153,300
		899,698
	Publishing – 1.3%	
3,600	Banta Corp.	106,272
4,900	Getty Images, Inc.*	112,602
4,400	Martha Stewart Living Omnimedia, Inc.*	72,380
3,600	Paxar Corp.*	51,120
3,600	Pulitzer, Inc.	183,600
2,100	The McClatchy Co.	98,700
5,200	The Standard Register Co.	96,356
		721,030
	Railroads – 0.1%	
3,900	Wabtec Corp.	47,970
	Restaurants – 1.6%	
2,500	AFC Enterprises, Inc.*	70,975
4,700	CBRL Group, Inc.	138,368
10,800	Landry's Restaurants, Inc.	201,420

Shares	Description		Value
Common Stocks – (continued)			
Restaurants – (continued)			
10,900	Lone Star Steakhouse & Saloon, Inc.	$	161,647
2,200	Panera Bread Co.*		114,488
8,200	Ruby Tuesday, Inc.		169,166
			856,064
Securities/Asset Management – 1.3%			
5,310	Acacia Research Corp.		58,782
5,600	BlackRock, Inc.*		233,520
1,300	Jefferies Group, Inc.		55,003
6,650	The John Nuveen Co.		355,642
			702,947
Semiconductors – 2.4%			
4,400	Alliance Semiconductor Corp.*		53,152
3,700	ANADIGICS, Inc.*		56,425
2,300	Arrow Electronics, Inc.*		68,770
4,350	Avnet, Inc.		110,794
2,900	AVX Corp.		68,411
2,700	Cohu, Inc.		53,325
10,400	ESS Technology, Inc.*		221,104
3,200	Exar Corp.*		66,720
2,100	Fairchild Semiconductor Corp.*		59,220
3,000	hi/fn, inc.*		43,410
2,600	Integrated Circuit Systems, Inc.*		58,734
7,800	JNI Corp.*		64,818
3,800	Kopin Corp.*		53,200
2,600	Microsemi Corp.*		77,220
6,400	Rainbow Technologies, Inc.*		47,360
3,400	Therma-Wave, Inc.*		50,728
4,700	TriQuint Semiconductor, Inc.*		57,622
4,500	Xicor, Inc.*		49,950
1,600	Zoran Corp.*		52,224
			1,313,187
Specialty Retail – 3.2%			
1,300	AutoZone, Inc.*		93,340
7,000	Brown Shoe Co., Inc.		113,680
1,700	Fred's, Inc.		69,632
4,600	Group 1 Automotive, Inc.*		131,146
3,800	Guitar Center, Inc.*		51,832
7,100	Hollywood Entertainment Corp.*		101,459
2,300	Insight Communications, Inc.*		55,568
2,300	Longs Drug Stores Corp.		53,774
3,300	Maxygen, Inc.*		57,981
6,850	Movie Gallery, Inc.*		166,866
3,200	PC Connection, Inc.*		47,456
9,900	PETsMART, Inc.*		97,416
4,100	Pier 1 Imports, Inc.		71,094
1,800	Rent-A-Center, Inc.*		60,426
10,600	Sonic Automotive, Inc.*		248,464
7,600	Spartan Stores, Inc.*		90,896
4,500	The Pep Boys-Manny, Moe & Jack		77,175
4,600	United Auto Group, Inc.*		118,726
2,700	ValueVision International, Inc.*		52,893
			1,759,824

Shares	Description		Value
Common Stocks – (continued)			
Telephone – 1.6%			
7,700	Allegiance Telecom, Inc.*	$	63,833
2,700	Commonwealth Telephone Enterprises, Inc.*		122,850
3,800	Dycom Industries, Inc.*		63,498
13,000	IDT Corp.*		253,630
6,500	Metro One Telecommunications, Inc.*		196,625
4,200	NTELOS, Inc.*		65,058
11,100	RCN Corp.*		32,523
10,600	The Montana Power Co.*		60,950
5,400	World Access, Inc.*		5
			858,972
Thrifts – 0.6%			
6,400	BankUnited Financial Corp.*		95,040
3,800	Capitol Federal Financial		79,192
2,800	Corrections Corp. of America*		51,968
7,000	Staten Island Bancorp, Inc.		114,170
			340,370
Tobacco – 0.4%			
1,400	Universal Corp.		50,974
4,400	Vector Group Ltd.		144,540
			195,514
Truck Freight – 1.5%			
20,800	Airborne, Inc.		308,464
6,500	J.B. Hunt Transport Services, Inc.*		150,800
5,900	Offshore Logistics, Inc.*		104,784
2,300	Overseas Shipholding Group		51,750
8,100	Yellow Corp.*		203,310
			819,108
Wireless – 0.8%			
4,600	Alamosa Holdings, Inc.*		54,878
10,200	Audiovox Corp.*		76,092
4,400	Boston Communications Group, Inc.*		49,940
3,800	TeleCorp PCS, Inc.*		47,386
10,100	US Unwired, Inc.*		102,818
2,800	UTStarcom, Inc.*		79,800
			410,914
TOTAL COMMON STOCKS **(Cost $49,302,486)**			$53,111,768
TOTAL INVESTMENTS **(Cost $49,302,486)**			$53,111,768

*   *Non-income producing security.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — Capital Growth Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

The U.S. equity markets experienced a difficult 2001, as the majority of the major indexes finished in negative territory for the 12-month period. Throughout the year, investors dealt with the abrupt slowdown in the U.S. economy's growth rate, and the resulting sluggish business environment. At the beginning of 2001, the market's weakness was, for the most part, concentrated in the Technology sector. The drivers of the precipitous drop in many of this sector's issues were weakening end-market demand, significant inventory build-up and downward earnings revisions.

As the economy's growth slowed even further, more industries began to report a slowdown in business, and investors sold stocks across the board. In an effort to jolt the sluggish economy, the Federal Reserve Board (the ''Fed'') lowered the fed funds rate on eleven separate occasions in 2001. Despite the rationale that purports that lower interest rates spur investment, and in turn boost stock prices, the market did not soar on the heels of the looser monetary policy. This was mainly due to the fact that, regardless of the interest rate level, there was simply not enough demand for companies' products and services to warrant new investments. In addition, the events of September 11 further shook the markets. However, there exists the expectation that we will see the positive effects of the Fed's actions in the coming year as the business cycle begins to turn upward.

Performance Review

Over the one-year period that ended December 31, 2001, the Fund generated a –14.46% cumulative total return. Over the same time period, the Fund's benchmark, the Standard & Poor's 500 Index (with dividends reinvested) generated a –11.88% cumulative total return.

As these returns indicate, last year was a challenging period in the financial markets, especially for large cap growth managers. The Fund's underperformance relative to the benchmark was largely due to weak performance by several of our Utilities and Healthcare companies. On the other hand, the Fund was aided by the returns of our Producer Goods and Services holdings.

In terms of specific stocks, AES Corp. was a disappointment. Midway through the year, AES announced that it would fall short of earnings expectations because of the depreciated Brazilian currency and electricity rationing in that country, combined with sustained and continuing decline in UK electricity prices and a shortfall in the new business area. To make matters worse, the company could not provide investors with a growth rate going forward. As a result of management's uncertainty, we sold our entire position.

Towards the end of the year, both Merck & Co., Inc. (1.1% of the portfolio on December 31, 2001) and Bristol-Myers Squibb Co. (2.1%) downwardly revised their earnings outlook for 2002. This was primarily due to impending competition from generic drugs. Although Bristol Myers will begin to face generic competition for its diabetes drug, Glucophage, it has a very compelling late stage pipeline. We believe that several key acquisitions, coupled with a deep pipeline, should provide Bristol-Myers with the product line it needs to achieve strong earnings growth going forward.

First Data Corp. (1.2%) was a positive contributor to the Fund this year. The company, through its subsidiary Western Union, provides personal and business financial services to consumers and companies throughout the world. The company's growth rate was strong and consistent throughout the year, a feat that was certainly not achieved by many U.S. businesses in 2001. First Data was able to grow its business because of its concerted effort to cut expenditures, successful global expansion, and it's ability to take advantage of the shift from paper to electronic payments.

Investment Objective

The Fund seeks long-term capital growth, primarily through investments in a diversified portfolio of companies strategically poised for long-term growth.

Portfolio Composition

Portfolio Composition
Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
Microsoft Corp.	Computer Software	4.6%
General Electric Co.	Financial Services	4.1
SPDR Trust Series 1	Other	3.7
Pfizer, Inc.	Drugs	3.3
Wal-Mart Stores, Inc.	Department Stores	3.0
Exxon Mobil Corp.	Energy Resources	3.0
AOL Time Warner, Inc.	Entertainment	2.6
Citigroup, Inc.	Banks	2.3
Intel Corp.	Semiconductors	2.1
Viacom, Inc. Class B	Entertainment	2.1

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Shareholder Letter (continued)

Outlook

The U.S. equity markets rose steadily throughout the fourth quarter of 2001. Based on the current sluggish economic environment, we are assuming that the economy will continue to experience flat growth for the next few quarters. Nevertheless, we are hopeful that 2002 will be a period of stronger growth for U.S. companies, as well as businesses around the world. This is not a forecast, but rather an assumption so that we can test the strength of our companies under the upcoming economic environment. Going forward, we will continue to focus our efforts on the strength and sustainability of our companies' financial statements — a practice that we have always employed.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Management Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on April 30, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (the Standard and Poor's 500 Index (''S&P 500 Index'')) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Capital Growth Fund's Lifetime Performance

Growth of a $10,000 investment, Distributions Reinvested from April 30, 1998 to December 31, 2001.



	Since Inception	One Year
Average Annual Total Return through December 31, 2001		
Capital Growth Fund (commenced April 30, 1998)	3.50%	−14.46%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 98.5%		
Banks – 5.5%		
2,400	Bank of America Corp.	$ 151,080
7,433	Citigroup, Inc.	375,218
4,100	State Street Corp.	214,225
1,100	The Bank of New York Co., Inc.	44,880
2,600	Wells Fargo & Co.	112,970
		898,373
Chemicals – 1.4%		
2,467	E.I. du Pont de Nemours & Co.	104,872
500	Minnesota Mining & Manufacturing Co.	59,105
1,700	The Dow Chemical Co.	57,426
		221,403
Computer Hardware – 3.1%		
13,100	Cisco Systems, Inc.*	237,241
3,700	Dell Computer Corp.*	100,566
7,300	EMC Corp.	98,112
5,400	Sun Microsystems, Inc.*	66,420
		502,339
Computer Software – 7.8%		
2,400	International Business Machines Corp.	290,304
2,500	Intuit, Inc.*	106,900
11,300	Microsoft Corp.*	748,851
9,400	Oracle Corp.*	129,814
		1,275,869
Defense/Aerospace – 0.3%		
1,000	Honeywell International, Inc.	33,820
300	United Technologies Corp.	19,389
		53,209
Department Stores – 3.0%		
8,500	Wal-Mart Stores, Inc.	489,175
Drugs – 9.5%		
2,600	American Home Products Corp.	159,536
1,700	Amgen, Inc.*	95,948
6,600	Bristol-Myers Squibb Co.	336,600
1,700	Eli Lilly & Co.	133,518
3,000	Merck & Co., Inc.	176,400
13,375	Pfizer, Inc.	532,994
3,200	Schering-Plough Corp.	114,592
		1,549,588
Electrical Utilities – 0.5%		
900	Duke Energy Corp.	35,334
2,718	Mirant Corp.*	43,542
		78,876
Energy Resources – 5.3%		
1,654	ChevronTexaco Corp.	148,215
12,284	Exxon Mobil Corp.	482,761
4,500	Royal Dutch Petroleum Co. ADR	220,590
300	Unocal Corp.	10,821
		862,387

Shares	Description	Value
Common Stocks – (continued)		
Entertainment – 5.0%		
12,950	AOL Time Warner, Inc.*	$ 415,695
2,500	Metro-Goldwyn-Mayer, Inc.*	54,750
7,672	Viacom, Inc. Class B*	338,719
		809,164
Environmental Services – 0.1%		
700	Waste Management, Inc.	22,337
Financial Services – 9.5%		
4,700	Federal Home Loan Mortgage Corp.	307,380
4,200	Federal National Mortgage Assoc.	333,900
16,500	General Electric Co.	661,320
6,900	MBNA Corp.	242,880
		1,545,480
Food & Beverage – 3.9%		
6,490	PepsiCo, Inc.	315,998
3,500	The Coca-Cola Co.	165,025
2,900	Wm. Wrigley Jr. Co.	148,973
		629,996
Forest – 0.5%		
800	International Paper Co.	32,280
800	Weyerhaeuser Co.	43,264
		75,544
Heavy Electrical – 0.1%		
200	Emerson Electric Co.	11,420
Home Products – 3.3%		
1,600	Avon Products, Inc.	74,400
3,700	Colgate-Palmolive Co.	213,675
3,600	Energizer Holdings, Inc.*	68,580
300	Kimberly-Clark Corp.	17,940
800	The Gillette Co.	26,720
1,700	The Procter & Gamble Co.	134,521
		535,836
Hotels – 2.7%		
5,200	Harrah's Entertainment, Inc.*	192,452
3,300	Marriott International, Inc.	134,145
3,600	Starwood Hotels & Resorts Worldwide, Inc.	107,460
		434,057
Industrial Parts – 1.5%		
4,100	Tyco International Ltd.	241,490
Information Services – 1.6%		
1,000	Automatic Data Processing, Inc.	58,900
2,500	First Data Corp.	196,125
		255,025

Shares	Description	Value
	Common Stocks – (continued)	
	Internet – 2.0%	
450	CheckFree Corp.*	$ 8,100
2,900	Sabre Holdings Corp.	122,815
2,600	TMP Worldwide, Inc.*	111,540
2,037	VeriSign, Inc.*	77,487
		319,942
	Leisure – 1.3%	
10,500	Cendant Corp.*	205,905
	Life Insurance – 0.5%	
2,700	MetLife, Inc.	85,536
	Media – 4.3%	
1,450	Cablevision Systems Corp.	68,803
2,825	Cablevision Systems Corp.-Rainbow Media Group*	69,777
1,052	Clear Channel Communications, Inc.*	53,557
3,600	Comcast Corp.*	129,600
3,900	EchoStar Communications Corp.*	107,133
9,700	Liberty Media Corp. Series A*	135,800
3,400	Univision Communications, Inc.*	137,564
		702,234
	Medical Products – 1.8%	
5,000	Johnson & Johnson	295,500
	Mining – 0.3%	
1,400	Alcoa, Inc.	49,770
	Motor Vehicle – 0.5%	
3,287	Ford Motor Co.	51,672
702	General Motors Corp.	34,117
		85,789
	Oil Services – 0.7%	
2,000	Schlumberger Ltd.	109,900
	Other – 3.7%	
5,228	SPDR Trust Series 1	597,194
	Property Insurance – 3.2%	
3,700	AMBAC Financial Group, Inc.	214,082
3,900	American International Group, Inc.	309,660
		523,742
	Publishing – 1.5%	
1,100	A.H. Belo Corp.	20,625
500	Gannett Co., Inc.	33,615
1,400	The New York Times Co.	60,550
3,500	Valassis Communications, Inc.*	124,670
		239,460
	Restaurants – 0.9%	
5,500	McDonald's Corp.	145,585
	Securities/Asset Management – 1.4%	
900	Merrill Lynch & Co., Inc.	46,908
800	Morgan Stanley	44,752
8,850	The Charles Schwab Corp.	136,910
		228,570

Shares	Description	Value
	Common Stocks – (continued)	
	Semiconductors – 3.0%	
11,100	Intel Corp.	$ 349,095
3,400	Texas Instruments, Inc.	95,200
1,200	Xilinx, Inc.*	46,860
		491,155
	Specialty Retail – 2.0%	
3,650	The Home Depot, Inc.	186,187
4,400	Walgreen Co.	148,104
		334,291
	Telecommunications Equipment – 1.4%	
4,380	QUALCOMM, Inc.*	221,190
	Telephone – 2.3%	
3,059	AT&T Corp.	55,490
4,800	SBC Communications, Inc.	188,016
1,000	Sprint Corp.	20,080
2,528	Verizon Communications, Inc.*	119,979
		383,565
	Tobacco – 1.7%	
6,000	Philip Morris Cos., Inc.	275,100
	Wireless – 1.4%	
1,400	American Tower Corp. Class A*	13,258
8,500	Crown Castle International Corp.*	90,780
5,400	Sprint Corp. (PCS Group)*	131,814
		235,852
	TOTAL COMMON STOCKS (Cost $17,777,204)	$16,021,848

Principal Amount	Interest Rate	Maturity Date	Value
	Repurchase Agreement – 2.5%		
Joint Repurchase Agreement Account^			
$400,000	1.78%	01/02/2002	$ 400,000
TOTAL REPURCHASE AGREEMENT (Cost $400,000)			$ 400,000
TOTAL INVESTMENTS (Cost $18,177,204)			$16,421,848

* *Non-income producing security.*

^ *Joint repurchase agreement was entered into on December 31, 2001.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
ADR—American Depositary Receipt

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — Mid Cap Value Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

During the first half of 2001, the stock market was characterized by a return to investment fundamentals and a renewed awareness that earnings and cash flow are vital factors in determining a stock's value. During the second half of 2001, amid numerous Federal Reserve Board rate cuts and downward revised company expectations, the markets were turbulent, as investors became increasingly pessimistic regarding the state of the economy. In general, investors rotated into defensive stocks, where the outlook seemed safer than in sectors such as Technology. Nearly all the major U.S. indices ended the year in negative territory. Value stocks — especially those with excellent fundamentals — outperformed growth stocks during the period, and mid-sized company stocks outperformed large-cap issues. The Russell Midcap Value Index, a widely followed mid cap value benchmark, increased 2.32% during 2001, while the Russell Mid Cap Growth Index, a mid cap growth benchmark, fell 20.15%.

Performance Review

Over the one-year period that ended December 31, 2001, the Fund generated a 12.05% cumulative total return. Over the same time period, the Fund's benchmark, the Russell Mid Cap Value Index (with dividends reinvested) generated a 2.32% cumulative total return.

Strong stock selection was the main driver of the Fund's outperformance versus the benchmark. Our quality bias and emphasis on price and prospects, not merely price, was well founded in this increasingly uncertain investing environment. In addition, the Fund's diversified portfolio allowed us to offer broad exposure to our best research ideas in all industries. In such a volatile market, the portfolio benefited from its diversification, as it was able to absorb significant declines in certain securities and industries, due to positive results generated in other areas.

In particular, we generated very strong relative returns in the Consumer, Energy and Financial sectors. The top contributor to performance during the year was Ross Stores Inc. (2.2%), a retail and home accessories chain. Through its mix of brand names and home products, Ross Stores has been able to sustain sales growth in a severe California recession. In the Utility sector, our focus on companies like First Energy Co. (2.2%) enhanced results. In this area we focused on companies with strong current cash flow, and avoided independent power producers whose stock prices were more dependent on ''hoped for'' future growth. This strategy proved to be well founded in this time of market uncertainty.

Conversely, Solectron (0.5%) was a negative contributor to performance, as it experienced slowing sales along with the semiconductor industry in general. Another negative contributor to performance was NewPower Holdings. We sold NewPower later in the year, as new regulations deterred it from entering several markets as previously planned.

Investment Objective

The Fund seeks long-term capital appreciation, primarily through equity securities of companies with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap Value Index at the time of investment (currently between $400 million and $16 billion).

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
Mid Cap SPDR Trust	Other	2.9%
Pioneer Natural Resources Co.	Energy Resources	2.3
Ross Stores, Inc.	Clothing	2.2
FirstEnergy Corp.	Electrical Utilities	2.1
Supervalu, Inc.	Food & Beverage	2.1
Ocean Energy, Inc.	Energy Resources	2.1
Aon Corp.	Property Insurance	2.0
ConAgra, Inc.	Food & Beverage	1.8
Deere & Co.	Heavy Machinery	1.8
Energy East Corp.	Electrical Utilities	1.8

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

Looking ahead, we believe that a low interest rate and lower energy cost environment will benefit many of the value names in the Fund. We continue to follow our opportunistic value strategy that emphasizes identifying quality companies selling at reasonable valuations. Historically, our bottom-up fundamental approach to finding stocks has helped us to locate strong prospects at the stock level. As investors become cautiously optimistic regarding the economic outlook for next year, our value strategy will continue to hold a philosophy that focuses on fundamental research and stock selection.

As in the past, we thank you for your continued confidence.

Goldman Sachs Value Portfolio Management Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on May 1, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark, the Russell Mid Cap Value Index, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Mid Cap Value Fund's Lifetime Performance

Growth of a $10,000 investment, Distributions Reinvested from May 1, 1998 to December 31, 2001.



	Since Inception	One Year
Average Annual Total Return through December 31, 2001		
Mid Cap Value Fund (commenced May 1, 1998)	5.06%	12.05%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 95.8%		
Airlines – 0.3%		
40,791	Southwest Airlines Co.	$ 753,818
Apartments REIT – 0.9%		
27,169	Archstone-Smith Trust	714,545
47,397	Equity Residential Properties Trust	1,360,768
		2,075,313
Apparel – 0.5%		
24,438	Jones Apparel Group, Inc.*	810,608
9,432	Liz Claiborne, Inc.	469,242
		1,279,850
Banks – 7.0%		
67,042	Comerica, Inc.	3,841,507
172,770	KeyCorp.	4,205,222
126,872	SouthTrust Corp.	3,129,932
57,248	UnionBanCal Corp.	2,175,424
56,566	Wilmington Trust Corp.	3,581,193
		16,933,278
Chemicals – 2.4%		
19,555	Eastman Chemical Co.	763,036
57,052	Potash Corp. of Saskatchewan, Inc.	3,501,852
31,466	PPG Industries, Inc.	1,627,421
		5,892,309
Clothing – 2.9%		
164,071	Ross Stores, Inc.	5,263,398
43,898	The TJX Cos., Inc.	1,749,774
		7,013,172
Computer Hardware – 1.6%		
224,945	Ingram Micro, Inc.*	3,896,047
Computer Software – 1.2%		
47,345	Synopsys, Inc.*	2,796,669
Construction – 1.1%		
66,855	Clayton Homes, Inc.	1,143,220
46,006	D.R. Horton, Inc.	1,493,355
		2,636,575
Consumer Durables – 1.6%		
24,062	Ethan Allen Interiors, Inc.	1,000,738
100,457	Herman Miller, Inc.	2,376,813
11,151	The Stanley Works	519,302
		3,896,853
Defense/Aerospace – 0.4%		
30,062	Raytheon Co.	976,113
Department Stores – 0.9%		
23,569	Federated Department Stores, Inc.*	963,972
31,382	The May Department Stores Co.	1,160,506
		2,124,478
Drugs – 0.6%		
40,828	Mylan Labs, Inc.	1,531,050

Shares	Description	Value
Common Stocks – (continued)		
Electrical Equipment – 0.3%		
47,370	Tellabs, Inc.*	$ 711,971
Electrical Utilities – 8.8%		
20,662	American Electric Power Co., Inc.	899,417
229,235	Energy East Corp.	4,353,173
71,396	Entergy Corp.	2,792,298
20,683	Exelon Corp.	990,302
149,529	FirstEnergy Corp.	5,230,524
92,063	PPL Corp.	3,208,395
242,990	Reliant Resources, Inc.*	4,011,765
		21,485,874
Electronic Manufacturing Services – 0.5%		
97,867	Solectron Corp.*	1,103,940
Energy Resources – 5.1%		
264,928	Ocean Energy, Inc.	5,086,618
81,159	Patterson-UTI Energy, Inc.*	1,891,816
284,980	Pioneer Natural Resources Co.*	5,488,715
		12,467,149
Environmental Services – 1.7%		
209,513	Republic Services, Inc.*	4,183,975
Equity REIT – 0.8%		
56,353	Health Care Property Investors, Inc.	2,040,542
Financial Services – 1.3%		
43,236	Countrywide Credit Industries, Inc.	1,771,379
57,541	Metris Cos., Inc.	1,479,379
		3,250,758
Food & Beverage – 5.3%		
168,650	Archer-Daniels-Midland Co.	2,420,128
186,613	ConAgra, Inc.	4,435,791
41,992	Interstate Bakeries Corp.	1,015,367
232,187	Supervalu, Inc.	5,135,976
		13,007,262
Forest – 2.8%		
117,335	Plum Creek Timber Co., Inc.	3,326,447
126,492	Sonoco Products Co.	3,362,158
		6,688,605
Gas Utilities – 2.1%		
111,739	KeySpan Corp.	3,871,756
48,796	Sempra Energy	1,197,942
		5,069,698
Heavy Machinery – 1.8%		
100,859	Deere & Co.	4,403,504
Home Products – 1.6%		
86,803	Fortune Brands, Inc.	3,436,531
15,070	The Estee Lauder Cos., Inc.	483,144
		3,919,675

Statement of Investments (continued)

December 31, 2001

Shares	Description	Value
Common Stocks – (continued)		
Hotels – 2.3%		
104,548	Harrah's Entertainment, Inc.*	$ 3,869,321
55,942	Starwood Hotels & Resorts Worldwide, Inc.	1,669,869
		5,539,190
Industrial Parts – 4.1%		
10,249	American Standard Cos., Inc.*	699,289
30,447	Eaton Corp.	2,265,561
157,182	Pall Corp.	3,781,799
72,381	Parker-Hannifin Corp.	3,323,012
		10,069,661
Leisure REIT – 0.5%		
41,259	Hospitality Properties Trust	1,217,141
Life Insurance – 0.5%		
52,289	The Principal Financial Group, Inc.*	1,254,936
Media – 1.3%		
64,323	DoubleClick, Inc.*	729,423
50,850	Media General, Inc.	2,533,855
		3,263,278
Medical Products – 1.0%		
331,036	WebMD Corp.*	2,337,114
Medical Providers – 3.2%		
103,936	Health Management Associates, Inc.*	1,912,422
133,106	Humana, Inc.*	1,569,320
90,858	Manor Care, Inc.*	2,154,243
37,523	Tenet Healthcare Corp.*	2,203,351
		7,839,336
Mining – 1.0%		
32,941	Nucor Corp.	1,744,555
22,391	Phelps Dodge Corp.	725,469
		2,470,024
Motor Vehicle – 2.5%		
66,978	Delphi Automotive Systems Corp.	914,919
18,433	Johnson Controls, Inc.	1,488,465
32,110	Lear Corp.*	1,224,675
158,721	Visteon Corp.	2,387,164
		6,015,223
Office/Industry/Mixed – 2.0%		
106,506	Duke-Weeks Realty Corp.	2,591,291
79,444	Liberty Property Trust	2,371,403
		4,962,694
Oil Services – 0.9%		
62,787	Noble Drilling Corp.*	2,137,269
Other – 2.9%		
75,301	Mid Cap SPDR Trust	6,987,933

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – 7.2%		
36,506	Allmerica Financial Corp.	$ 1,626,342
17,841	AMBAC Financial Group, Inc.	1,032,280
138,995	Aon Corp.	4,937,103
27,189	Everest Re Group, Ltd.	1,922,262
144,573	Old Republic International Corp.	4,049,490
42,868	The St. Paul Cos., Inc.	1,884,906
22,359	XL Capital Ltd.	2,042,718
		17,495,101
Publishing – 0.7%		
42,743	A.H. Belo Corp.	801,431
16,856	Dow Jones & Co., Inc.	922,529
		1,723,960
Railroads – 1.0%		
44,256	Burlington Northern Santa Fe Corp.	1,262,624
18,089	Union Pacific Corp.	1,031,073
		2,293,697
Restaurants – 2.3%		
79,610	CBRL Group, Inc.	2,343,718
65,442	Darden Restaurants, Inc.	2,316,647
20,768	Tricon Global Restaurants, Inc.*	1,021,786
		5,682,151
Retail – 0.4%		
31,003	Simon Property Group, Inc.	909,318
Securities/Asset Management – 1.3%		
32,863	Alliance Capital Management Holding L.P.	1,587,940
28,635	The Bear Stearns Cos., Inc.	1,679,157
		3,267,097
Semiconductors – 3.2%		
80,578	Arrow Electronics, Inc.*	2,409,282
96,243	Fairchild Semiconductor Corp.*	2,714,053
53,681	KEMET Corp.*	952,838
88,736	Vishay Intertechnology, Inc.*	1,730,352
		7,806,525
Specialty Retail – 1.7%		
46,562	Circuit City Stores-Circuit City Group	1,208,284
143,599	Toys 'R' Us, Inc.*	2,978,243
		4,186,527
Thrifts – 1.6%		
60,355	GreenPoint Financial Corp.	2,157,691
142,717	Sovereign Bancorp, Inc.	1,746,856
		3,904,547
Tobacco – 0.5%		
33,063	UST, Inc.	1,157,205

Shares	Description	Value
Common Stocks – (continued)		
Truck Freight – 0.2%		
21,702	Werner Enterprises, Inc.	$ 527,359
TOTAL COMMON STOCKS **(Cost $215,502,332)**		$233,185,764

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.0%			
Joint Repurchase Agreement Account^			
$9,800,000	1.78%	01/02/02	$ 9,800,000
TOTAL REPURCHASE AGREEMENT **(Cost $9,800,000)**			$ 9,800,000
TOTAL INVESTMENTS **(Cost $225,302,332)**			$242,985,764

* *Non-income producing security.*

^ *Joint repurchase agreement was entered into on December 31, 2001.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — International Equity Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

The international equity markets fell during the year, with the MSCI EAFE Index falling 21.21%. Aside from a brief rally in April and a pickup in the fourth quarter, the markets were consistently weak. Concerns over the prospects of corporate profitability in a period of slowing global demand dominated sentiment, as earnings announcements continued to disappoint investors. These issues became even more acute in the immediate aftermath of the atrocities of September 11.

Prior to the terrorist attack, consumer demand was holding up fairly well. Real income growth was solid, the core of the labor market was robust and confidence was relatively high, given the economic conditions. While September 11 was to many an event that would plunge the world into recession, economic data released shortly afterwards suggested that the world economy had started to deteriorate earlier in the year.

In response to growing evidence of a U.S. economic slowdown, the Federal Reserve Board cut interest rates by 475 basis points in 2001. For much of the year, the European Central Bank (the ''ECB'') held monetary conditions tight, as interest rate policy wrestled not only with producer price inflation, but also a weak Euro. However, the ECB eventually eased rates, cutting a total of 150 basis points. The UK Monetary Policy Committee was slightly more aggressive, lowering rates by 200 basis points.

At the regional level, the European markets were weak, with the MSCI Europe Index falling 16.12%, while the UK performed somewhat better, but still posted a double-digit decline. The MSCI Japan Index lost 18.8%, making it the worst performing region. The weak Yen made the situation even worse in U.S. dollar terms. The Pacific region was the strongest over the period, falling only 5.0%. The region performed especially well during the fourth quarter.

At a sector level, Information Technology was the worst performer, dropping 27.5% over the year in response to a weakening demand outlook, which in turn gave rise to widespread profit warnings. However, the sector did enjoy a buoyant fourth quarter, as investors began to anticipate an economic recovery in 2002. The Telecom sector was a more steady decliner, as it continued to underperform during the fourth quarter. The only area to finish the year in positive territory was the Materials sector, which rose a scant 0.1%.

In terms of currencies, the U.S. Dollar was the strongest performer during the period, appreciating 14.8% versus the Yen, 2.6% versus Sterling, and 6.5% versus the Euro.

Performance Review

Over the one-year period that ended December 31, 2001, the Fund generated a –22.26% cumulative total return. Over the same time period, the Fund's benchmark, the MSCI EAFE Index (unhedged with dividends reinvested) generated an aggregate total return of –21.21%.

As these returns indicate, it has been an extremely challenging period in the financial markets. During the period, our overweight in the Healthcare sector detracted from performance, as the Japanese regulatory environment abruptly changed. To the surprise of many, the Ministry of Health, Labor and Welfare in Japan announced that companies producing relatively old drugs where generic drugs were not available would have to institute significant price reductions. In particular, this hurt our holding in Banyu (0.8% of the portfolio as of December 31, 2001). The sector was also negatively impacted by a number of high profile patent cases.

Conversely, our overweight in the Consumer Staples sector was positive for performance during the reporting period. In the early part of the year this relatively defensive sector did well, as investors sought companies with predictable earnings and stable demand. In the immediate aftermath of September 11, we once again benefited from this position, as the market sought refuge from an uncertain environment by favoring companies with strong balance sheets and dominant franchises.

Investment Objective

The Fund seeks long-term capital appreciation, primarily through equity securities of companies that are organized outside the United States or whose securities are principally traded outside the United States.

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	County	Business	% Portfolio
Vodafone Group PLC	United Kingdom	Wireless	4.0%
Total Fina SA Class B	France	Energy Resources	3.3
Nestle SA	Switzerland	Food & Beverage	3.2
GlaxoSmithKline PLC	United Kingdom	Drugs	3.0
Barclays PLC	United Kingdom	Banks	2.7
Takeda Chemical Industries Ltd.	Japan	Drugs	2.6
Nokia Oyj	Finland	Telecommunications	2.4
Muenchener Rueckversicherungs-Gesellschaft AG	Germany	Property Insurance	2.4
Bank of Ireland	Ireland	Banks	2.4
Novartis AG	Switzerland	Health	2.3

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Shareholder Letter (continued)

Outlook

Europe — The European economic outlook was unusually cloudy in the aftermath of September 11. The attacks initially had a dramatic impact on consumer and business confidence in both the U.S. and Europe. Corporations accelerated the pace of job cuts, which acted as a further damper on consumer demand, with U.S. retail sales falling 3.7% in November, the largest monthly decline since tracking began in 1992. However, following significant monetary and fiscal policy easing, we believe that the slowdown in economic activity will be relatively short lived, with final demand starting to recover as 2002 progresses. The anticipation of such an economic recovery is likely to provide a supportive environment for equities, particularly since low interest rates reduce the attraction of cash holdings. We also believe that consensus forecasts of low double-digit earnings growth in 2002 may be exceeded following aggressive cost reduction exercises in the corporate sector over the past 18 months.

Japan — We remain cautious on Japanese equities near term. The market's expectation of an earnings recovery for the next fiscal year appears somewhat optimistic. Earnings of listed companies are expected to fall 40% for the year ending March 2002 and to recover next year, probably during the second half, aided by the recovery in the U.S. Given continued deflationary pressures and a risk that the U.S. economic recovery is delayed, these numbers appear to be difficult to attain. We continue to look for stocks that have strong recovery potential that are selling at reasonable valuations, while maintaining an exposure to defensive sectors. Currently, we have enough defensive names in our portfolio and we feel our current risk is to be behind the market under the theme of re-flation. We believe most of the Technology stocks already reflect high expectations for earnings recovery and we would be selective in adding these issues.

Asia — Given such a strong recovery in Asia during the fourth quarter, we are cautious that further short-term upside could be limited, as the liquidity-driven rally lacks fundamental support. However, more liquidity returning into the equity markets could continue to push the markets higher. Therefore, equity markets in the region are likely to remain volatile until the U.S. shows clearer signs of an economic recovery.

We thank you for your investment and look forward to serving your investment needs in the future.

Goldman Sachs International Equity Portfolio Management Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on January 12, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmarks (FT Euro-Pac Unhedged) and the Morgan Stanley Capital International Europe, Australia and Far East Index ('‘MSCI EAFE (unhedged)'') are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

International Equity Fund's Lifetime Performance

Growth of a $10,000 investment, Distributions Reinvested from January 12, 1998 to December 31, 2001.



		Since Inception	One year
Average Annual Total Return through December 31, 2001			
International Equity Fund (commenced January 12, 1998)		1.68%	−22.26%

Statement of Investments

December 31, 2001

Shares	Description	Value
Common Stocks – 92.3%		
Australia – 1.5%		
6,472	Australia & New Zealand Banking Group Ltd. (Financial Services)	$ 58,996
21,101	BHP Ltd. (Mining)	113,406
3	Brambles Industries Ltd. (Multi-Industrial)	16
16,004	Woolworths Ltd. (Specialty Retail)	92,074
		264,492
Belgium – 0.4%		
2,557	Interbrew (Food & Beverage)	69,991
Finland – 2.4%		
16,784	Nokia Oyj (Telecommunications)	432,670
France – 8.5%		
491	Axa (Insurance)	10,258
1,106	Castorama Dubois Investissement SA (Specialty Retail)	56,954
7,815	European Aeronautic Defence & Space Co. (Aerospace/Defense)	94,887
3,912	Lafarge SA (Construction)	365,290
626	Pernod-Ricard SA (Food & Beverage)	48,479
4,644	Schneider Electric SA (Electrical Equipment)	223,228
4,058	Total Fina SA Class B (Energy Resources)	579,402
2,387	Vivendi Universal SA (Media)	130,674
		1,509,172
Germany – 5.6%		
10,624	Bayerische Motoren Werke (BMW) AG (Auto)	370,240
250	Deutsche Bank AG (Banks)	17,669
1,559	Muenchener Rueckversicherungs-Gesellschaft AG (Property Insurance)	423,192
1,396	SAP AG (Computer Software)	181,800
		992,901
Hong Kong – 2.3%		
14,000	Hang Seng Bank Ltd. (Banks)	153,955
4,500	Hongkong Electric Holdings Ltd. (Electrical Utilities)	16,736
24,300	Hutchison Whampoa Ltd. (Multi-Industrial)	235,279
		405,970
Ireland – 3.1%		
44,525	Bank of Ireland (Banks)	418,179
2,900	Elan Corp. PLC ADR* (Drugs)	130,674
		548,853
Italy – 4.4%		
29,500	Mediaset SpA (Media)	215,590
62,000	Snam Rete Gas SpA* (Gas Utilities)	163,912

Shares	Description	Value
Common Stocks – (continued)		
Italy – (continued)		
17,315	Telecom Italia SpA (Telecommunications)	$ 147,964
63,500	UniCredito Italiano SpA (Banks)	254,926
		782,392
Japan – 19.7%		
9,000	Banyu Pharmaceutical Co. Ltd. (Drugs)	133,959
5,900	C&S Co. Ltd (Specialty Retail)	152,217
6,000	Canon, Inc. (Computer Hardware)	206,549
25,000	Daiwa Securities Group, Inc. (Financial Services)	131,479
4,000	Fuji Photo Film Co. Ltd. (Leisure)	142,890
8,600	Honda Motor Co. Ltd. (Auto)	343,317
1,300	Hoya Corp. (Electrical Equipment)	77,696
1,000	Isetan Co. Ltd. (Retail-Major Department Store)	10,251
8,000	Kao Corp. (Consumer Products)	166,400
800	KEYENCE CORP (Electronics Equipment)	133,059
34,000	Mitsui Sumitomo Insurance Co. Ltd. (Insurance)	159,606
11,000	NGK Insulators Ltd. (Multi-Industrial)	81,528
4	Nippon Telephone & Telegraph Corp. (Telecommunications)	13,037
13,000	Ricoh Co. Ltd. (Computer Hardware)	242,119
4,000	Sanyo Electric Co. Ltd. (Electrical Equipment)	18,899
10,000	Sharp Corp. (Electrical Equipment)	117,014
3,500	Shin-Etsu Chemical Co. Ltd. (Chemicals)	125,830
4,000	Skylark Co. Ltd. (Restaurants)	67,171
300	SMC Corp. (Machinery)	30,547
1,000	Sumitomo Corp. (Wholesale)	4,587
2,000	Sumitomo Mitsui Banking Corp. (Commercial Banks)	8,473
2,000	Suzuki Motor Corp. (Auto)	21,892
10,000	Taisho Pharmaceutical Co. Ltd. (Health)	157,240
10,000	Takeda Chemical Industries Ltd. (Drugs)	452,637
14,000	The Sumitomo Trust & Banking Co. Ltd. (Banks)	56,851
3,600	Tokyo Electric Power (Electrical Utilities)	76,666
50,000	Tokyo Gas Co. Ltd. (Energy Resources)	133,959
6,300	Toppan Forms Co. Ltd. (Publishing)	105,553
5,100	Toyota Motor Corp. (Auto)	129,242
3	UFJ Holdings, Inc.* (Banks)	6,618
		3,507,286

Shares	Description	Value
Common Stocks – (continued)		
Netherlands – 4.9%		
80	Aegon NV (Insurance)	$ 2,165
5,432	ASM Lithography Holding NV* (Semiconductors)	94,385
2,286	Gucci Group (Apparel)	194,433
10,492	ING Groep NV (Financial Services)	267,482
515	Koninklijke Royal Philips Electronics NV (Appliance)	15,302
321	Royal Dutch Petroleum Co. (Energy Resources)	16,258
1,229	Unilever NV (Food & Beverage)	72,040
6,621	VNU NV (Media)	203,391
		865,456
Singapore – 0.0%		
5,000	Singapore Technologies Engineering Ltd. (Machinery)	6,363
Spain – 3.7%		
2,838	Acerinox SA (Steel)	94,861
7,540	Banco Bilbao Vizcaya Argentaria SA (Banks)	93,293
9,807	Banco Santander Central Hispano SA (Banks)	82,146
10,865	Industria de Diseno Textil SA* (Apparel)	207,066
13,204	Telefonica de Espana SA* (Telecommunications)	176,656
		654,022
Sweden – 2.3%		
6,610	Securitas AB Series B (Business Services)	125,839
25,387	Skandia Forsakrings (Insurance)	184,580
19,059	Telefonaktiebolaget LM Ericsson AB Series B (Telecommunications)	103,928
		414,347
Switzerland – 9.3%		
4,639	Adecco SA (Business Services)	252,271
4,120	Converium Holding AG* (Insurance)	200,340
2,671	Nestle SA (Food & Beverage)	569,736
11,420	Novartis AG (Health)	412,871
1,651	Roche Holding AG (Health)	117,886
2,044	UBS AG* (Banks)	103,210
		1,656,314

Shares	Description	Value
Common Stocks – (continued)		
United Kingdom – 24.2%		
14,229	Amvescap PLC (Financial Services)	$ 204,999
178	AstraZeneca Group PLC (Health)	8,017
12,497	BAA PLC (Airlines)	100,015
14,563	Barclays PLC (Banks)	481,656
490	BP PLC ADR (Energy Resources)	22,790
37,285	BP PLC (Energy Resources)	289,454
12,007	British Sky Broadcasting Group PLC* (Media)	131,966
14,506	Exel PLC (Industrial Services)	165,547
21,413	GlaxoSmithKline PLC (Drugs)	536,373
1,880	GlaxoSmithKline PLC ADR (Drugs)	93,662
1,346	HSBC Holdings PLC (Banks)	15,772
84,540	International Power PLC* (Electrical Utilities)	248,881
28,836	P & O Princess Cruises PLC (Leisure)	167,687
9,439	Reckitt Benckiser PLC (Food & Beverage)	137,224
540	Royal Bank of Scotland Group PLC (Banks)	13,126
12,766	Shell Transport & Trading Co. PLC (Energy Resources)	87,599
19,042	Six Continents PLC (Leisure)	188,246
26,900	Smiths Group PLC (Conglomerates)	264,756
110,815	Tesco PLC (Specialty Retail)	401,146
270,566	Vodafone Group PLC (Wireless)	707,044
1,420	Vodafone Group PLC ADR (Wireless)	36,466
		4,302,426
TOTAL COMMON STOCKS		
(Cost $17,926,690)		$16,412,655

Statement of Investments (continued)

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligation – 6.4%			
State Street Bank & Trust Euro Time Deposit △			
$ 1,128,000	1.69%	01/02/2002	$ 1,128,000
TOTAL SHORT-TERM OBLIGATION (Cost $1,128,000)			$ 1,128,000
TOTAL INVESTMENTS (Cost $19,054,690)			$17,540,655

*   *Non-income producing security.*

△   *A portion of this security is segregated as collateral for initial margin requirements on futures transactions.*

Investment Abbreviation:
ADR—American Depositary Receipt

Common Stock Industry Classifications	As a % of Total Net Assets
Aerospace/Defense	0.5%
Airlines	0.6
Apparel	2.3
Appliance	0.1
Auto	4.9
Banks	9.6
Business Services	2.1
Chemicals	0.7
Computer Hardware	2.5
Computer Software	1.0
Conglomerates	1.5
Construction	2.1
Consumer Products	0.9
Drugs	7.6
Electrical Equipment	2.5
Electrical Utilities	1.9
Electronics Equipment	0.7
Energy Resources	6.4
Financial Services	3.7
Food & Beverage	5.1
Gas Utilities	0.9
Health	3.9
Industrial Services	0.9
Insurance	3.1
Leisure	2.8
Machinery	0.2
Media	3.8
Mining	0.6
Multi-Industrial	1.8
Property Insurance	2.4
Publishing	0.6
Restaurants	0.4
Retail-Major Department Store	0.1
Semiconductors	0.5
Specialty Retail	4.0
Steel	0.5
Telecommunications	4.9
Wireless	4.2
TOTAL COMMON STOCK	**92.3%**

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — Global Income Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

Global bond markets performed well during the year, especially compared to their equity counterparts. This strong performance was driven by slowing economic growth, which was further exacerbated by the terrorist attacks in September. The U.S. bond market was the best performing of the major markets, as the Federal Reserve Board (the ''Fed'') eased monetary policy aggressively in 2001. Two-year Treasury yields hit a 40-year low, as the Fed cut rates by 475 basis points during the year (to 1.75%) to stimulate a weakening economy. As a result, the bond market rally was led by the short end of the curve, with two-year yields falling by 207 basis points in 2001, while 10-year and 30-year yields remained virtually unchanged. European and UK bond markets largely mirrored U.S. Treasuries, as the European Central Bank (the ''ECB'') and Bank of England followed the Fed and cut rates by 150 and 200 basis points, respectively. Japanese bonds lagged the other major markets, but delivered solid returns, as the Japanese economy continued to be mired in recession while suffering from broad-based deflation.

Performance Review

Over the one-year period that ended December 31, 2001, the Fund generated a 4.80% cumulative total return. Over the same time period, the Fund's benchmark, the JP Morgan Global Government Bond Index (hedged into U.S. dollars), generated an aggregate total return of 6.15%. The Fund's underperformance versus the benchmark was largely due to its sector and security selection.

Investment Objective

The Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation, primarily through investments in fixed income securities of U.S. and foreign issuers and foreign currencies.

Portfolio Composition

*Top Portfolio Holdings as of December 31, 2001 ***

Bonds Denomination	% Portfolio
U.S. Dollar	38.5%
Euro Currency	31.0
Japanese Yen	11.7
Great Britain Pound	6.3
U.S. Dollar Cash Equivalent	5.8
Canadian Dollar	1.5
Swedish Krona	1.2
Danish Krone	1.2

Figures represent a percentage of net assets and may not sum to 100%. The Fund is actively managed and, as such, its components may differ over time.

Shareholder Letter (continued)

Outlook

There has undoubtedly been stabilization in a wide range of U.S. economic indicators. However, we believe much of this recovery is ''catch-up'' on the inactivity in the immediate aftermath of the terrorist attack, and that a sustained recovery in the aggregate data is not yet assured. It is our belief that the market has gotten ahead of itself and is discounting excessive rate hikes.

Given the generation-low absence of inflationary pressures, substantial slack in the economy, and the magnitude of the recent sell-off, we see significant short-term value in U.S. bonds. With U.S. consumer spending accounting for 20% of consumer demand in the OECD (Organization for Economic Cooperation and Development) markets, we expect further moderation of economic activity in the Eurozone. However, we do not expect the ECB to cut rates in the early part of the year. In the near-term, we see better value on the other side of the Atlantic, and as a result maintain our underweight position in Europe versus the U.S. Given the relative strength of the UK economy, early fiscal stimulus by the government and upward pressure on long yields, we maintain a short position in long gilts.

We continue to hold a negative economic outlook for Japan, given persistent price deflation and no sign of a pick-up in capital investment activity. Based on the unattractive yield levels at the short end of the Japanese curve, we remain underweight duration in Japan, owning no bonds with less than seven years maturity. At the same time, we maintain our curve flattening trade, reflecting our bullish view on Japanese long bonds, that should be backed by a continually deteriorating economy.

Despite the recent performance of corporate bonds, we believe wide spreads continue to provide an adequate cushion to assume high quality non-government bond risk over a 12-18 month horizon, as well as increased opportunities for sector selection. However, in the short-term there are risks, especially in the event of a further slowdown, before fiscal and monetary stimuli already in the pipeline take effect. This reinforces our ongoing view that security selection is key, with a focus on high quality cyclical names that can sustain a period of revenue decline going forward.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Income Management Team

January 11, 2002

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on January 12, 1998 (commencement of operations). For comparative purposes, the performance of the Fund's benchmark (the J.P. Morgan Global Government Bond Index hedged to U.S. Dollars (the ''J.P. Morgan GGB Index—$ Hedged'')) is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the reduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Global Income Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested from January 12, 1998 to December 31, 2001.



	Since Inception	One Year
Average Annual Total Return through December 31, 2001		
Global Income Fund (commenced January 12, 1998)	6.63%	4.80%

Statement of Investments

December 31, 2001

Principal Amount €	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – 52.9%			
Canadian Dollar – 1.5%			
Government of Canada			
CAD 300,000	6.00%	06/01/2011	$ 197,258
50,000	8.00	06/01/2027	40,696
			237,954
Danish Krone – 1.2%			
Kingdom of Denmark			
DKK 400,000	8.00	05/15/2003	50,373
1,000,000	8.00	03/15/2006	134,042
			184,415
Euro Currency – 31.0%			
British Telecom PLC			
EUR 140,000	6.13%	02/15/2006	128,350
Clear Channel Communications, Inc.			
100,000	6.50	07/07/2005	91,629
Federal Republic of Germany			
600,000	5.25	01/04/2011	543,308
200,000	5.00	07/04/2011	177,844
50,000	6.25	01/04/2024	49,020
160,000	6.25	01/04/2030	158,857
Government of France			
650,000	3.50	07/12/2004	574,383
300,000	5.50	04/25/2010	276,408
250,000	8.50	10/25/2019	299,047
200,000	5.50	04/25/2029	178,147
Household Finance Corp.			
50,000	5.88	03/31/2008	44,178
Kingdom of Belgium			
300,000	6.50	03/31/2005	285,725
Lehman Brothers Holdings PLC			
100,000	4.75	07/12/2004	89,557
Republic of Italy			
350,000	5.00	02/15/2003	317,077
200,000	4.75	07/01/2005	180,769
200,000	5.50	11/01/2010	182,660
100,000	6.50	11/01/2027	98,821
100,000	5.25	11/01/2029	84,456
Royal Bank of Scotland Group PLC			
100,000	4.88	03/26/2009	85,618
Sogerim SA			
100,000	7.00	04/20/2011	90,952
Standard Chartered Bank PLC			
50,000	5.38	05/06/2009	43,159
TPSA Eurofinance B.V.			
50,000	6.63	03/01/2006	44,683
Treuhandanstalt			
600,000	7.13	01/29/2003	554,231
Tyco International Group SA			
100,000	6.13	04/04/2007	90,171
VNU NV			
50,000	6.75	10/29/2008	44,931
Vodafone Group PLC			
100,000	5.75	10/27/2006	91,330
			4,805,311

Principal Amount €	Interest Rate	Maturity Date	Value
Foreign Debt Obligations – (continued)			
Great Britain Pound – 6.3%			
Deutsche Ausgleichsbank			
GBP 100,000	6.50%	01/15/2008	$ 151,355
GMAC Canada Ltd.			
150,000	6.50	03/23/2004	216,870
United Kingdom Treasury			
40,000	7.25	12/07/2007	64,412
250,000	5.00	03/07/2012	361,560
50,000	8.00	06/07/2021	100,269
50,000	6.00	12/07/2028	85,883
			980,349
Japanese Yen – 11.7%			
Government of Japan			
JPY 10,000,000	0.50%	08/20/2002	76,560
20,000,000	0.40	06/20/2003	153,408
120,000,000	0.90	12/22/2008	915,960
50,000,000	1.30	06/20/2011	381,070
22,000,000	2.50	12/21/2020	182,188
15,000,000	1.90	03/22/2021	112,687
			1,821,873
Swedish Krona – 1.2%			
Kingdom of Sweden			
SEK 2,000,000	3.50%	04/20/2006	180,939
TOTAL FOREIGN DEBT OBLIGATIONS (Cost $8,547,080)			8,210,841
Corporate Bonds – 11.5%			
Automotive – 0.9%			
Ford Motor Credit Co.			
USD 50,000	6.88%	02/01/2006	50,072
100,000	6.50	01/25/2007	97,833
			147,905
Electric – 0.7%			
Wisconsin Energy Corp.			
USD 100,000	5.88%	04/01/2006	101,429
Energy – 0.7%			
Kinder Morgan, Inc.			
USD 100,000	6.45%	03/01/2003	102,855
Finance Companies – 4.2%			
Citigroup, Inc.			
USD 50,000	6.75%	12/01/2005	53,160
Household Finance Corp.			
100,000	8.00	05/09/2005	107,235
HSBC USA, Inc.			
70,000	8.38	02/15/2007	78,005
Merrill Lynch Co., Inc.			
100,000	6.00	02/12/2003	103,599
Nederlandse Waterschapsbank			
100,000	6.13	02/13/2008	103,388

Principal Amount €	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Finance Companies – (continued)			
Nisource Finance Corp.			
USD 50,000	5.75%	04/15/2003	$ 50,854
Sprint Capital Corp.			
50,000	6.00	01/15/2007	49,015
Wells Fargo			
100,000	7.60	05/03/2005	108,747
			654,003
Insurance Companies – 0.7%			
Prudential Financial			
USD 100,000	6.38%	07/23/2006	102,349
Publishing – 0.3%			
Reed Elsevier Capital, Inc.			
USD 50,000	6.13%	08/01/2006	50,889
Supermarkets – 0.3%			
Delhaize America, Inc.			
USD 40,000	7.38%	04/15/2006	42,406
Telecommunications – 2.0%			
AT&T Corp.†			
USD 100,000	7.30%	11/15/2011	102,442
AT&T Wireless Services, Inc.			
50,000	7.88	03/01/2011	53,451
Deutsche Telekom International Finance B.V.			
150,000	7.75	06/15/2005	160,487
			316,380
Tobacco – 1.0%			
Imperial Tobacco O/S B.V.			
USD 50,000	7.13%	04/01/2009	50,922
Philip Morris Cos., Inc.			
100,000	7.13	10/01/2004	106,721
			157,643
Yankee Banks – 0.7%			
National Australia Bank Ltd.			
USD 100,000	8.60%	05/19/2010	114,537
TOTAL CORPORATE BONDS **(Cost $1,697,871)**			$ 1,790,396

Principal Amount €	Interest Rate	Maturity Date	Value
U.S. Treasury Obligations – 27.0%			
United States Treasury Bonds			
USD 200,000	8.88%	08/15/2017	$ 265,500
420,000	8.13	08/15/2019	530,317
360,000	7.50	11/15/2024	438,862
290,000	6.25	05/15/2030	313,835
United States Treasury Notes			
200,000	3.63	08/31/2003	202,812
200,000	2.75	09/30/2003	199,719
100,000	6.75	05/15/2005	108,727
100,000	4.63	05/15/2006	101,394
1,100,000	7.00	07/15/2006	1,216,182
110,006	3.63	01/15/2008	111,174
500,000	5.63	05/15/2008	523,830
170,000	5.00	08/15/2011	169,575
TOTAL U.S. TREASURY OBLIGATIONS **(Cost $4,222,793)**			$ 4,181,927
Short-Term Obligation — 5.8%			
State Street Bank & Trust Euro Time Deposit △			
USD 904,000	1.69%	01/02/2002	$ 904,000
TOTAL SHORT-TERM OBLIGATION **(Cost $904,000)**			$ 904,000
TOTAL INVESTMENTS **(Cost $15,371,744)**			$15,087,164

€   *The principal amount of each security is stated in the currency in which the bond is denominated. See below.*

    CAD – Canadian Dollar

    DKK – Danish Krone

    EUR – Euro Currency

    GBP – Great Britain Pound

    JPY – Japanese Yen

    SEK – Swedish Krona

    USD – United States Dollar

†   *Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $102,442 representing 0.7% of net assets, as of December 31, 2001.*

△   *A portion of this security is segregated as collateral for initial margin requirements on futures transactions.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Shareholder Letter

Dear Shareholders:

We are pleased to report on the performance of the Goldman Sachs Variable Insurance Trust — Internet Tollkeeper Fund. This annual report covers the one-year period that ended December 31, 2001.

Market Review

The U.S. equity markets experienced a difficult 2001, as the majority of the major indexes finished in negative territory for the 12-month period. Throughout the year, investors dealt with the abrupt slowdown in the U.S. economy's growth rate, and the resulting sluggish business environment. At the beginning of 2001, the market's weakness was, for the most part, concentrated in the Technology sector. The drivers of the precipitous drop in many of this sector's issues were weakening end-market demand, significant inventory build-up and downward earnings revisions.

As the economy's growth slowed even further, more industries began to report a slowdown in business, and investors sold stocks across the board. In an effort to jolt the sluggish economy, the Federal Reserve Board (the ''Fed'') lowered the fed funds rate on eleven separate occasions in 2001. Despite the rationale that purports that lower interest rates spur investment, and in turn boost stock prices, the market did not soar on the heels of the looser monetary policy. This was mainly due to the fact that, regardless of the interest rate level, there was simply not enough demand for companies' products and services to warrant new investments. In addition, the events of September 11 further shook the markets. However, there exists the expectation that we will see the positive effects of the Fed's actions in the coming year, as the business cycle begins to turn upward.

Investment Objective

The Fund seeks capital appreciation by investing primarily in the media, telecommunications, technology and Internet sectors.

Performance Review

During the one-year period that ended December 31, 2001, the Fund generated a –33.68% cumulative total return. Over the same time period the Fund's benchmarks, the Goldman Sachs Internet Index, the NASDAQ Composite and S&P 500 Index (with dividends reinvested) generated cumulative total returns of –42.23%, –21.05% and –11.88%, respectively.

As previously explained in the Market Review section, the Technology sector as a whole experienced another difficult year. After plunging 39% in 2000, the technology-laden NASDAQ fell another 21.05% in 2001. In particular, the Media & Communication sector continued to be volatile, as investors remained wary of this area. Many stocks in this sector were battered throughout the year, and visibility as to when a turnaround will occur remains questionable. The market's primary concern centers on the fact that corporate spending on advertising may continue to be reduced as the U.S. economy's growth rate continues to slow. As a result of the overriding cynicism, even well-diversified media companies such as AOL Time Warner, Inc. (5.8% of the Fund's portfolio as of December 31, 2001) and Viacom, Inc. (7.3%), declined along with the rest of the industry. However, we believe these strong franchises, with their diversified revenue streams, are well positioned to benefit when we emerge from the current economic slowdown.

We also believe that cable companies are solid long-term businesses, due to their excellent cash flow characteristics and recurring revenue streams. Additionally, these companies continue to benefit as the number of subscribers to high-speed Internet access through cable continues to grow. These companies are leveraging their broadband networks to extend them beyond basic multi-channel programming into digital broadcasting, video-on-demand, high-speed data services, and telephone service. Comcast Corp. (3.6%) which recently announced that it would be buying AT&T's cable unit, will now become the largest cable operator in the nation. Comcast continues to benefit from the digital cable revolution.

Portfolio Composition

Top 10 Portfolio Holdings as of December 31, 2001*

Company	Business	% Portfolio
Viacom, Inc. Class B	Entertainment	7.3%
Microsoft Corp.	Computer Software	6.7
AOL Time Warner, Inc.	Entertainment	5.8
Crown Castle International Corp.	Wireless	5.0
Westwood One, Inc.	Media	4.2
First Data Corp.	Information Services	4.2
VeriSign, Inc.	Internet	3.6
Comcast Corp.	Media	3.6
Liberty Media Corp. Series A	Media	3.5
Clear Channel Communications, Inc.	Media	3.3

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary.

Outlook

The U.S. equity markets rose steadily throughout the fourth quarter of 2001. Based on the current sluggish economic environment, we are assuming that the economy will continue to experience flat growth for the next few quarters. Nevertheless, we are hopeful that 2002 will be a period of stronger growth for U.S. companies, as well as businesses around the world.

This is not a forecast, but rather an assumption so that we can test the strength of our companies under the upcoming economic environment. Going forward, we will continue to focus our efforts on the strength and sustainability of our companies' financial statements — a practice that we have always employed.

Goldman Sachs Growth Portfolio Management Team

January 11, 2002

Internet Tollkeeper is a service mark of Goldman, Sachs & Co.

Performance Summary

December 31, 2001

The following graph shows the value as of December 31, 2001, of a $10,000 investment made on April 28, 2000 (commencement of operations). For comparative purposes, the performance of the Fund's benchmarks (the S&P 500 Index, NASDAQ Composite Index and Goldman Sachs Internet Index) are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the reduction of taxes that a shareholder would pay fund distributions or the redemption of fund shares.

Internet Tollkeeper Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested from April 28, 2000 to December 31, 2001.



	Since Inception	One Year
Average Annual Total Return through December 31, 2001		
Internet Tollkeeper Fund (commenced April 28, 2000)	−37.76%	−33.68%

Statement of Investments

December 31, 2001

Shares	Description	Value
	Common Stocks – 97.4%	
	Computer Hardware – 6.6%	
4,230	Cisco Systems, Inc.*	$ 76,605
4,450	EMC Corp.	59,808
3,989	McDATA Corp. Class A*	97,731
4,020	Sun Microsystems, Inc.*	49,446
		283,590
	Computer Software – 11.0%	
920	Avocent Corp.*	22,310
2,710	Intuit, Inc.*	115,879
4,330	Microsoft Corp.*	286,949
3,170	Oracle Corp.*	43,778
		468,916
	Entertainment – 14.1%	
7,735	AOL Time Warner, Inc.*	248,294
1,860	Metro-Goldwyn-Mayer, Inc.*	40,734
7,063	Viacom, Inc. Class B*	311,831
		600,859
	Home Products – 0.7%	
1,600	Energizer Holdings, Inc.*	30,480
	Information Services – 5.6%	
2,270	First Data Corp.	178,082
2,130	Travelocity.com, Inc.*	61,152
		239,234
	Internet – 15.0%	
1,885	Check Point Software Technologies Ltd.*	75,193
3,030	CheckFree Corp.*	54,540
4,515	CNET Networks, Inc.*	40,500
6,080	Interwoven, Inc.*	59,219
2,810	Sabre Holdings Corp.	119,003
2,380	TMP Worldwide, Inc.*	102,102
4,069	VeriSign, Inc.*	154,785
1,930	Yahoo!, Inc.*	34,238
		639,580
	Leisure – 2.3%	
5,020	Cendant Corp.*	98,442

Shares	Description	Value
	Common Stocks – (continued)	
	Media – 24.0%	
1,770	Cablevision Systems Corp.	$ 83,986
3,910	Cablevision Systems Corp.-Rainbow Media Group*	96,577
2,737	Clear Channel Communications, Inc.*	139,341
4,270	Comcast Corp.*	153,720
1,740	EchoStar Communications Corp.*	47,798
2,485	Gemstar-TV Guide International, Inc.*	68,835
10,540	Liberty Media Corp. Series A*	147,560
2,690	Univision Communications, Inc.*	108,837
6,010	Westwood One, Inc.*	180,600
		1,027,254
	Securities/Asset Management – 2.0%	
5,445	The Charles Schwab Corp.	84,234
	Semiconductors – 4.6%	
4,800	Integrated Circuit Systems, Inc.*	108,432
1,170	Intersil Corp.*	37,733
1,300	Xilinx, Inc.*	50,765
		196,930
	Telecommunications Equipment – 3.0%	
2,510	QUALCOMM, Inc.*	126,755
	Wireless – 8.5%	
4,160	American Tower Corp. Class A*	39,395
20,130	Crown Castle International Corp.*	214,989
4,430	Sprint Corp. (PCS Group)*	108,136
		362,520
	TOTAL COMMON STOCKS (Cost $4,245,440)	$4,158,794

Principal Amount	Interest Rate	Maturity Date	Value
		Repurchase Agreement – 2.4%	
Joint Repurchase Agreement Account^			
$100,000	1.78%	01/02/2002	$ 100,000
TOTAL REPURCHASE AGREEMENT (Cost $100,000)			$ 100,000
TOTAL INVESTMENTS (Cost $4,345,440)			$4,258,794

*   *Non-income producing security.*
^   *Joint repurchase agreement was entered into on December 31, 2001.*

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Statements of Assets and Liabilities

December 31, 2001

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
Assets:			
Investment in securities, at value (identified cost $40,698,552, $165,655,370, $23,511,107, $49,302,486, $18,177,204, $225,302,332, $19,054,690, $15,371,744 and $4,345,440, respectively)	$40,812,422	$162,686,983	$22,233,504
Cash, at value(a)	7,379	908,547	110,000
Receivables:			
Investment securities sold	36,263	—	—
Dividends and interest, at value	41,055	120,139	16,329
Fund shares sold	90,523	552,266	18,341
Forward foreign currency exchange contracts	—	—	—
Variation margin	—	—	—
Reimbursement from adviser	13,557	—	29,575
Deferred organization expenses, net	3,186	3,432	3,432
Other assets	794	3,143	6,538
Total assets	41,005,179	164,274,510	22,417,719
Liabilities:			
Due to custodian	—	—	21,968
Payables:			
Investment securities purchased	339,466	—	—
Fund shares repurchased	18,648	224,364	2,520
Amounts owed to affiliates	26,638	106,790	14,224
Forward foreign currency exchange contracts	—	—	—
Variation margin	—	15,150	—
Accrued expenses and other liabilities	27,670	23,769	22,095
Total liabilities	412,422	370,073	60,807
Net Assets:			
Paid-in capital	45,832,902	191,270,514	31,689,804
Accumulated undistributed (distributions in excess of) net investment income	1,811	—	(360)
Accumulated net realized gain (loss) on investment, futures and foreign currency related transactions	(5,355,826)	(24,405,326)	(8,054,929)
Net unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	113,870	(2,960,751)	(1,277,603)
NET ASSETS	$40,592,757	$163,904,437	$22,356,912
Total shares of beneficial interest outstanding, no par value (unlimited shares authorized)	4,349,862	14,988,789	2,567,242
Net asset value, offering and redemption price per share	$ 9.33	$ 10.94	$ 8.71

(a) Includes restricted cash of $110,000 and $310,000 for CORE Large Cap Growth Fund and CORE Small Cap Equity Fund, respectively, relating to initial margin requirements on futures transactions.

	CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
	$53,111,768	$16,421,848	$242,985,764	$17,540,655	$15,087,164	$ 4,258,794
	392,799	59,081	50,672	72,395	33,359	44,882
	96,488	—	—	14,638	42,280	—
	37,988	14,376	265,121	38,331	323,052	—
	773,608	69,431	2,825,297	6,401	49,325	8,207
	—	—	—	127,880	261,785	—
	—	—	—	101,868	61,723	—
	36,583	13,775	—	52,911	26,986	—
	3,432	4,089	4,338	5,478	3,186	—
	986	118	4,229	355	325	125
	54,453,652	16,582,718	246,135,421	17,960,912	15,889,185	4,312,008
	—	—	—	—	—	—
	—	278,878	2,390,813	2,610	164,955	—
	22,539	5,002	7,715	19,310	2,812	8,885
	34,218	11,208	162,718	15,490	12,713	15,591
	—	—	—	112,591	155,815	—
	2,350	—	—	—	—	—
	29,968	22,069	53,669	37,655	29,567	19,235
	89,075	317,157	2,614,915	187,656	365,862	43,711
	52,460,652	19,213,952	225,408,652	25,640,162	15,837,418	8,562,137
	5,302	—	—	(21,181)	77,737	—
	(1,912,354)	(1,193,035)	428,422	(6,385,228)	(152,710)	(4,207,194)
	3,810,977	(1,755,356)	17,683,432	(1,460,497)	(239,122)	(86,646)
	$54,364,577	$16,265,561	$243,520,506	$17,773,256	$15,523,323	$ 4,268,297
	5,015,545	1,581,809	21,574,069	1,976,020	1,577,268	947,015
	$10.84	$ 10.28	$ 11.29	$ 8.99	$ 9.84	$ 4.51

Statements of Operations

For the Year Ended December 31, 2001

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
Investment income[a]:			
Dividends	$ 504,809	$ 1,875,748	$ 158,964
Interest	72,212	68,181	14,116
Total income	577,021	1,943,929	173,080
Expenses:			
Management fees	290,046	1,055,436	165,831
Custodian fees	63,461	79,681	65,916
Transfer agent fees	26,239	26,388	26,158
Professional fees	24,483	24,483	24,483
Printing fees	25,264	12,247	12,247
Deferred organization expenses	4,143	4,143	4,143
Trustee fees	9,524	9,524	9,524
Other	10,405	22,914	20,266
Total expenses	453,565	1,234,816	328,568
Less — expense reductions	(66,837)	(15,642)	(115,357)
Net expenses	386,728	1,219,174	213,211
NET INVESTMENT INCOME (LOSS)	190,293	724,755	(40,131)
Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:			
Net realized gain (loss) from:			
Investment transactions	(4,069,491)	(20,827,540)	(7,874,406)
Futures transactions	—	(715,511)	(38,997)
Foreign currency related transactions	—	—	—
Net change in unrealized gain (loss) on:			
Investments	38,097	1,689,819	2,061,027
Futures	—	7,636	(9,871)
Translation of assets and liabilities denominated in foreign currencies	—	—	—
Net realized and unrealized gain (loss) on investment, futures and foreign currency transactions	(4,031,394)	(19,845,596)	(5,862,247)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(3,841,101)	$(19,120,841)	$ (5,902,378)

(a) For the Growth and Income, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth, Mid Cap Value, International Equity and Global Income Funds, foreign taxes withheld on dividends and interest were $2,279, $7,658, $405, $395, $798, $8,379, $48,890 and $1,222, respectively.

	CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
	$ 544,550	$ 152,354	$ 3,339,931	$ 373,812	$ —	$ 450
	32,764	18,631	364,365	53,921	530,711	9,644
	577,314	170,985	3,704,296	427,733	530,711	10,094
	345,170	111,481	1,366,161	234,413	114,916	47,697
	129,441	58,364	84,716	157,471	109,219	43,195
	26,288	26,263	26,313	26,289	26,301	26,255
	24,483	24,108	25,483	25,856	25,606	27,478
	12,247	12,456	79,264	12,456	12,247	11,322
	4,143	4,143	3,950	4,142	4,143	—
	9,524	9,524	9,524	9,524	9,524	9,524
	9,896	4,344	6,082	10,485	3,982	10
	561,192	250,683	1,601,493	480,636	305,938	165,481
	(100,965)	(102,041)	(16,686)	(164,180)	(159,101)	(105,860)
	460,227	148,642	1,584,807	316,456	146,837	59,621
	117,087	22,343	2,119,489	111,277	383,874	(49,527)
	(1,050,235)	(1,116,432)	7,597,234	(5,930,818)	273,836	(3,692,264)
	(121,187)	—	—	(129,857)	(80,075)	—
	—	—	—	154,644	143,313	—
	3,104,628	(1,402,370)	9,147,130	(308,187)	(411,646)	1,671,108
	(60,045)	—	—	80,450	15,889	—
	—	—	—	(183,364)	217,441	—
	1,873,161	(2,518,802)	16,744,364	(6,317,132)	158,758	(2,021,156)
	$ 1,990,248	$(2,496,459)	$18,863,853	$ (6,205,855)	$ 542,632	$(2,070,683)

Statements of Changes in Net Assets

For the Year Ended December 31, 2001

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
From operations:			
Net investment income (loss)	$ 190,293	$ 724,755	$ (40,131)
Net realized gain (loss) on investment, futures and foreign currency related transactions	(4,069,491)	(21,543,051)	(7,913,403)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	38,097	1,697,455	2,051,156
Net increase (decrease) in net assets resulting from operations	(3,841,101)	(19,120,841)	(5,902,378)
Distributions to shareholders:			
From net investment income	(192,388)	(737,656)	(6,628)
From net realized gain on investment, futures and foreign currency related transactions	—	—	(9,432)
From tax return of capital	—	—	—
Total distributions to shareholders	(192,388)	(737,656)	(16,060)
From share transactions:			
Proceeds from sales of shares	13,288,998	55,342,887	6,311,119
Reinvestment of dividends and distributions	192,388	737,656	16,060
Cost of shares repurchased	(5,971,356)	(11,620,753)	(3,967,355)
Net increase (decrease) in net assets resulting from share transactions	7,510,030	44,459,790	2,359,824
TOTAL INCREASE (DECREASE)	3,476,541	24,601,293	(3,558,614)
Net assets:			
Beginning of year	37,116,216	139,303,144	25,915,526
End of year	$40,592,757	$163,904,437	$22,356,912
Accumulated undistributed (distributions in excess of) net investment income	$ 1,811	$ —	$ (360)
Summary of share transactions:			
Shares sold	1,391,584	4,820,468	654,386
Shares issued on reinvestment of dividends and distributions	20,665	67,487	1,829
Shares repurchased	(650,969)	(1,062,345)	(444,215)
TOTAL	761,280	3,825,610	212,000

	CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
	$ 117,087	$ 22,343	$ 2,119,489	$ 111,277	$ 383,874	$ (49,527)
	(1,171,422)	(1,116,432)	7,597,234	(5,906,031)	337,074	(3,692,264)
	3,044,583	(1,402,370)	9,147,130	(411,101)	(178,316)	1,671,108
	1,990,248	(2,496,459)	18,863,853	(6,205,855)	542,632	(2,070,683)
	(76,934)	(26,444)	(2,112,836)	(175,062)	(572,674)	—
	—	(53,974)	(10,913,278)	(60,696)	—	—
	(74,291)	—	—	(82,175)	—	—
	(151,225)	(80,418)	(13,026,114)	(317,933)	(572,674)	—
	18,234,164	9,588,008	161,692,684	7,631,321	6,142,309	5,086,020
	151,225	80,418	13,026,114	317,933	572,674	—
	(6,421,071)	(7,600,880)	(38,692,901)	(12,913,245)	(1,092,103)	(4,200,864)
	11,964,318	2,067,546	136,025,897	(4,963,991)	5,622,880	885,156
	13,803,341	(509,331)	141,863,636	(11,487,779)	5,592,838	(1,185,527)
	40,561,236	16,774,892	101,656,870	29,261,035	9,930,485	5,453,824
	$54,364,577	$16,265,561	$243,520,506	$ 17,773,256	$15,523,323	$ 4,268,297
	$ 5,302	$ —	$ —	$ (21,181)	$ 77,737	$ —
	1,763,231	888,325	14,502,257	755,369	609,720	1,040,976
	14,160	7,787	1,175,647	35,965	58,021	—
	(663,729)	(702,136)	(3,633,018)	(1,299,233)	(108,333)	(896,133)
	1,113,662	193,976	12,044,886	(507,899)	559,408	144,843

Statements of Changes in Net Assets

For the period ended December 31, 2000

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
From operations:			
Net investment income (loss)	$132,085	$ 866,667	$ 159,880
Net realized gain (loss) on investment, futures and foreign currency related transactions	(261,627)	(2,717,085)	2,091,316
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	(1,530,179)	(10,145,803)	(9,400,818)
Net increase (decrease) in net assets resulting from operations	(1,659,721)	(11,996,221)	(7,149,622)
Distributions to shareholders:			
From net investment income	(132,311)	(865,509)	(159,108)
In excess of net investment income	(3,487)	—	—
From net realized gain on investment, futures and foreign currency related transactions	—	(772,737)	(2,390,860)
Total distributions to shareholders	(135,798)	(1,638,246)	(2,549,968)
From share transactions:			
Proceeds from sales of shares	17,902,382	117,394,150	18,370,620
Reinvestment of dividends and distributions	135,798	1,638,246	2,549,968
Cost of shares repurchased	(5,115,477)	(18,153,265)	(9,654,397)
Net increase in net assets resulting from share transactions	12,922,703	100,879,131	11,266,191
TOTAL INCREASE	11,127,184	87,244,664	1,566,601
Net assets:			
Beginning of period	25,989,032	52,058,480	24,348,925
End of period	$37,116,216	$139,303,144	$25,915,526
Accumulated undistributed (distributions in excess of) net investment income	$1,743	$ 6,614	$ 6,604
Summary of share transactions:			
Shares sold	1,660,466	8,623,035	1,188,982
Shares issued on reinvestment of dividends and distributions	13,552	135,954	240,790
Shares repurchased	(472,608)	(1,319,313)	(615,200)
TOTAL	1,201,410	7,439,676	814,572

(a) Commenced operations on April 28, 2000.

CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund[a]
$ 166,722	$ 18,348	$ 708,095	$ 96,961	$ 337,854	$ (20,748)
708,025	908,998	6,465,002	1,039,783	415,002	(514,930)
(751,988)	(2,291,698)	8,884,881	(5,270,656)	(575)	(1,757,754)
122,759	(1,364,352)	16,057,978	(4,133,912)	752,281	(2,293,432)
(163,417)	(18,348)	(694,182)	—	(337,854)	—
—	(324)	—	—	(551,404)	—
(1,165,883)	(998,502)	(2,242,158)	(1,731,688)	—	—
(1,329,300)	(1,017,174)	(2,936,340)	(1,731,688)	(889,258)	—
36,030,227	13,893,398	74,750,928	16,742,243	3,768,756	8,132,879
1,329,300	1,017,174	2,936,340	1,731,688	889,252	—
(9,079,504)	(6,204,400)	(11,034,361)	(3,506,485)	(1,514,470)	(385,623)
28,280,023	8,706,172	66,652,907	14,967,446	3,143,538	7,747,256
27,073,482	6,324,646	79,774,545	9,101,846	3,006,561	5,453,824
13,487,754	10,450,246	21,882,325	20,159,189	6,923,924	—
$40,561,236	$16,774,892	$101,656,870	$29,261,035	$ 9,930,485	$ 5,453,824
$ 8,323	$ —	$ 19,417	$ (153,516)	$ (64,775)	$ —
3,344,425	924,852	7,892,539	1,212,761	370,375	842,934
138,038	86,942	289,859	153,382	91,393	—
(852,757)	(369,914)	(1,252,284)	(275,266)	(148,165)	(40,762)
2,629,706	641,880	6,930,114	1,090,877	313,603	802,172

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders				
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From tax return of capital	From net realized gain	Total distributions
Growth and Income Fund									
For the year ended December 31, 2001	$10.34	$ 0.05 (c)	$(1.02)	$(0.97)	$(0.04)	$ —	$ —	$ —	$(0.04)
For the year ended December 31, 2000	10.89	0.04 (c)	(0.55)	(0.51)	(0.04)	—	—	—	(0.04)
For the year ended December 31, 1999	10.45	0.12	0.44	0.56	(0.12)	—	—	—	(0.12)
For the period ended December 31, 1998 (commenced January 12)	10.00	0.09	0.45	0.54	(0.09)	—	—	—	(0.09)
CORE U.S. Equity Fund									
For the year ended December 31, 2001	12.48	0.05 (c)	(1.54)	(1.49)	(0.05)	—	—	—	(0.05)
For the year ended December 31, 2000	13.98	0.11 (c)	(1.46)	(1.35)	(0.08)	—	—	(0.07)	(0.15)
For the year ended December 31, 1999	11.42	0.05	2.72	2.77	(0.05)	—	—	(0.16)	(0.21)
For the period ended December 31, 1998 (commenced February 13)	10.00	0.05	1.42	1.47	(0.05)	—	—	—	(0.05)
CORE Large Cap Growth Fund									
For the year ended December 31, 2001	11.00	(0.02)(c)	(2.27)	(2.29)	0.00 (d)	—	—	0.00 (d)	0.00 (d)
For the year ended December 31, 2000	15.80	0.08 (c)	(3.67)	(3.59)	(0.08)	—	—	(1.13)	(1.21)
For the year ended December 31, 1999	11.68	0.02	4.12	4.14	(0.02)	—	—	—	(0.02)
For the period ended December 31, 1998 (commenced February 13)	10.00	0.02	1.68	1.70	(0.02)	—	—	—	(0.02)
CORE Small Cap Equity Fund									
For the year ended December 31, 2001	10.40	0.03 (c)	0.44	0.47	(0.02)	—	(0.01)	—	(0.03)
For the year ended December 31, 2000	10.60	0.06 (c)	0.09	0.15	(0.04)	—	—	(0.31)	(0.35)
For the year ended December 31, 1999	9.04	0.02	1.56	1.58	(0.02)	—	—	—	(0.02)
For the period ended December 31, 1998 (commenced February 13)	10.00	0.02	(0.95)	(0.93)	(0.02)	(0.01)	—	—	(0.03)
Capital Growth Fund									
For the year ended December 31, 2001	12.09	0.02 (c)	(1.78)	(1.76)	(0.02)	—	—	(0.03)	(0.05)
For the year ended December 31, 2000	14.01	0.01 (c)	(1.16)	(1.15)	(0.01)	—	—	(0.76)	(0.77)
For the year ended December 31, 1999	11.31	0.01	3.04	3.05	(0.01)	—	—	(0.34)	(0.35)
For the period ended December 31, 1998 (commenced April 30)	10.00	0.03	1.31	1.34	(0.03)	—	—	—	(0.03)
Mid Cap Value Fund									
For the year ended December 31, 2001	10.67	0.14 (c)	1.14	1.28	(0.11)	—	—	(0.55)	(0.66)
For the year ended December 31, 2000	8.42	0.15 (c)	2.45	2.60	(0.08)	—	—	(0.27)	(0.35)
For the year ended December 31, 1999	8.57	0.07	(0.15)	(0.08)	(0.07)	—	—	—	(0.07)
For the period ended December 31, 1998 (commenced May 1)	10.00	0.07	(1.43)	(1.36)	(0.07)	—	—	—	(0.07)
International Equity Fund									
For the year ended December 31, 2001	11.78	0.05 (c)	(2.68)	(2.63)	(0.09)	—	(0.04)	(0.03)	(0.16)
For the year ended December 31, 2000	14.47	0.05 (c)	(1.99)	(1.94)	—	—	—	(0.75)	(0.75)
For the year ended December 31, 1999	11.91	0.07	3.66	3.73	(0.07)	(0.13)	—	(0.97)	(1.17)
For the period ended December 31, 1998 (commenced January 12)	10.00	0.02	1.98	2.00	—	—	—	(0.09)	(0.09)
Global Income Fund									
For the year ended December 31, 2001	9.75	0.30 (c)(e)	0.17 (e)	0.47	(0.38)	—	—	—	(0.38)
For the year ended December 31, 2000	9.83	0.41 (c)	0.48	0.89	(0.41)	(0.56)	—	—	(0.97)
For the year ended December 31, 1999	10.32	0.39	(0.50)	(0.11)	(0.33)	—	—	(0.05)	(0.38)
For the period ended December 31, 1998 (commenced January 12)	10.00	0.45	0.38	0.83	(0.40)	—	—	(0.11)	(0.51)
Internet Tollkeeper Fund									
For the year ended December 31, 2001	6.80	(0.06)(c)	(2.23)	(2.29)	—	—	—	—	—
For the period ended December 31, 2000 (commenced April 28)	10.00	(0.04)(c)	(3.16)	(3.20)	—	—	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of period. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Amount is less than $(0.005) per share.

(e) See note 2B — Securities Transactions and Investment Income under Significant Accounting Policies in the Notes to Financial Statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	Portfolio turnover rate
$ 9.33	(9.34)%	$ 40,593	1.00%	0.49%	1.17%	0.32%	48%
10.34	(4.69)	37,116	0.99	0.40	1.22	0.17	68
10.89	5.41	25,989	0.90	1.44	1.65	0.69	121
10.45	5.47	13,814	0.90[b]	1.85 [b]	2.69[b]	0.06 [b]	88
10.94	(11.94)	163,904	0.81	0.48	0.82	0.47	72
12.48	(9.62)	139,303	0.85	0.87	0.87	0.85	32
13.98	24.30	52,058	0.80	0.70	1.52	(0.02)	70
11.42	14.73	9,809	0.80[b]	0.70 [b]	2.83[b]	(1.33)[b]	75
8.71	(20.76)	22,357	0.90	(0.17)	1.39	(0.66)	104
11.00	(22.48)	25,916	0.89	0.54	1.23	0.20	86
15.80	35.42	24,349	0.80	0.15	1.85	(0.90)	70
11.68	16.99	8,214	0.80[b]	0.20 [b]	2.87[b]	(1.87)[b]	69
10.84	4.53	54,365	1.00	0.32	1.22	0.10	105
10.40	1.75	40,561	0.99	0.59	1.55	0.03	91
10.60	17.54	13,488	0.90	0.35	4.22	(2.97)	101
9.04	(9.30)	4,841	0.90[b]	0.30 [b]	3.92[b]	(2.72)[b]	74
10.28	(14.46)	16,266	1.00	0.15	1.69	(0.54)	39
12.09	(7.98)	16,775	0.99	0.13	1.84	(0.72)	37
14.01	27.13	10,450	0.90	0.04	3.13	(2.19)	34
11.31	13.40	4,463	0.90[b]	0.42 [b]	4.92[b]	(3.60)[b]	20
11.29	12.05	243,521	0.93	1.27	0.94	1.26	82
10.67	31.07	101,657	1.04	1.60	1.22	1.42	101
8.42	(0.95)	21,882	0.95	1.30	2.19	0.06	103
8.57	(13.56)	5,604	0.95[b]	1.74 [b]	4.79[b]	(2.10)[b]	38
8.99	(22.26)	17,773	1.35	0.47	2.05	(0.23)	76
11.78	(13.19)	29,261	1.34	0.37	1.99	(0.28)	70
14.47	31.85	20,159	1.25	0.41	2.57	(0.91)	87
11.91	20.07	11,206	1.25[b]	0.23 [b]	2.97[b]	(1.49)[b]	76
9.84	4.80	15,523	1.15	3.01[e]	2.40	1.76 [e]	207
9.75	9.05	9,930	1.14	4.08	2.95	2.27	186
9.83	(1.01)	6,924	1.05	4.23	3.51	1.77	200
10.32	8.29	5,741	1.05[b]	4.59 [b]	3.30[b]	2.34 [b]	203
4.51	(33.68)	4,268	1.25	(1.04)	3.47	(3.26)	88
6.80	(32.00)	5,454	1.25[b]	(0.63)[b]	5.62[b]	(5.00)[b]	48

Notes to Financial Statements
December 31, 2001

1. ORGANIZATION

Goldman Sachs Variable Insurance Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940, as amended (''the Act'') as an open-end, management investment company. The Trust includes Goldman Sachs Growth and Income Fund (''Growth and Income''), Goldman Sachs CORE U.S. Equity Fund (''CORE U.S. Equity''), Goldman Sachs CORE Large Cap Growth Fund (''CORE Large Cap Growth''), Goldman Sachs CORE Small Cap Equity Fund (''CORE Small Cap Equity''), Goldman Sachs Capital Growth Fund (''Capital Growth''), Goldman Sachs Mid Cap Value Fund (''Mid Cap Value''), Goldman Sachs International Equity Fund (''International Equity''), Goldman Sachs Global Income Fund (''Global Income'') and Goldman Sachs Internet Tollkeeper Fund (''Internet Tollkeeper''), collectively, ''the Funds'' or individually a ''Fund''. Each Fund is diversified under the Act with the exception of the Global Income Fund which is a ''non-diversified'' Fund under the Act.

Shares of the Trust may be purchased and held by separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the Trust are not offered directly to the general public.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Securities for which quotations are not readily available are valued at fair value using methods approved by the Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is determined on the basis of interest accrued, net of foreign withholding taxes where applicable, premium amortized and discount earned. In addition, it is the Funds' policy to accrue for estimated capital gains taxes on foreign securities held by the Funds, which are subject to such taxes.

As required, effective January 1, 2001, the Global Income Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities. Prior to January 1, 2001, the Fund did not amortize premiums on debt securities. The cumulative effect of this accounting change had no impact on total net assets or the net asset value per share of the Fund, but resulted in a reduction in the cost of securities and a corresponding increase in net unrealized gain (loss) on investments of $14,122, based on securities held by the Fund on January 1, 2001.

The effect of this change for the year ended December 31, 2001, was to decrease net investment income by $85,350 or $0.07 per share, increase net unrealized gain (loss) on investments by $54,146 or $0.04 per share, and increase net realized gains (losses) on investments by $31,204 or $0.03 per share. Additionally, the ratio of net investment income in the financial highlights was decreased from 3.67% to 3.01% and the ratio of net investment income without expense reductions was decreased from 2.42% to 1.76%. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in presentation.

2. SIGNIFICANT ACCOUNTING POLICIES — continued

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions and capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of a portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist as well as timing differences.

D. Deferred Organization Expenses — Organization-related costs are being amortized on a straight-line basis over a period of five years (with the exception of those Funds which commenced operations after 1998, whose costs were expensed immediately).

E. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual portfolio of the Trust are generally allocated to the portfolios on a straight-line or pro rata basis depending upon the nature of the expense.

F. Foreign Currency Translations — Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign currency exchange gains and losses from the sale and holdings of foreign currencies and sale of investments (for Global Income only); (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of interest and dividend recorded and the amounts actually received.

G. Mortgage Dollar Rolls — Global Income may enter into mortgage ''dollar rolls'' in which the Fund sells securities in the current month for delivery and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. For financial reporting and tax reporting purposes, the Fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

H. Segregation Transactions — As set forth in the prospectus, certain Funds may enter into derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments are examples of such transactions. As a result of entering into those transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

I. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians.

Notes to Financial Statements (continued)

December 31, 2001

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser for Growth and Income, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth, Mid Cap Value and Internet Tollkeeper Funds. Goldman Sachs Asset Management International (''GSAMI''), an affiliate of Goldman Sachs, serves as the investment adviser for the International Equity and Global Income Funds. Under the Agreement, the advisers, subject to the general supervision of the Trust's Board of Trustees, manage the Funds' portfolios (GSAM and GSAMI are each referred to herein as the ''investment adviser''). As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the investment adviser is entitled to a fee, computed daily and payable monthly at an annual rate of the average daily net assets as follows:

Fund	Fee
Growth and Income	0.75%
CORE U.S. Equity	0.70
CORE Large Cap Growth	0.70
CORE Small Cap Equity	0.75
Capital Growth	0.75
Mid Cap Value	0.80
International Equity	1.00
Global Income	0.90
Internet Tollkeeper	1.00

The investment advisers have voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding management fees, taxes, interest, brokerage fees, litigation and indemnification and other extraordinary expenses) to the extent that such expenses exceed .25%, .20%, .20%, .25%, .25%, .25%, .35%, .25% and .25% of the average daily net assets of Growth and Income, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth, Mid Cap Value, International Equity, Global Income and Internet Tollkeeper, respectively.

Goldman Sachs also serves as the transfer agent of the Funds and has voluntarily waived a portion of its transfer agent fees. Goldman Sachs may discontinue or modify this waiver in the future at its discretion. Goldman Sachs serves as the distributor of each Fund's shares at no cost to the Funds.

3. AGREEMENTS — continued

For the year ended December 31, 2001, the investment adviser reimbursed and waived certain expenses and the Funds have entered into expense offset arrangements with the custodian resulting in a reduction in expenses as follows (amounts in thousands):

Fund	Investment Adviser Reimbursement	Custody Fee Reduction	Transfer Agent Fee Waiver	Total
Growth and Income	$51	$ 2	$14	$ 67
CORE U.S. Equity	—	2	14	16
CORE Large Cap Growth	100	1	14	115
CORE Small Cap Equity	85	2	14	101
Capital Growth	86	2	14	102
Mid Cap Value	—	3	14	17
International Equity	150	—	14	164
Global Income	144	1	14	159
Internet Tollkeeper	90	2	14	106

At December 31, 2001, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Transfer Agent Fees	Over Reimbursement of "Other Expenses"	Total
Growth and Income	$ 26	$1	$—	$ 27
CORE U.S. Equity	96	1	10	107
CORE Large Cap Growth	13	1	—	14
CORE Small Cap Equity	33	1	—	34
Capital Growth	10	1	—	11
Mid Cap Value	156	1	6	163
International Equity	14	1	—	15
Global Income	12	1	—	13
Internet Tollkeeper	7	1	8	16

Notes to Financial Statements (continued)

December 31, 2001

4. PORTFOLIO SECURITY TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of long-term securities for the year ended December 31, 2001, were as follows:

Fund	Purchases of U.S. Government and agency obligations	Purchases (excluding U.S. Government and agency obligations)	Sales and Maturities of U.S. Government and agency obligations	Sales and Maturities (excluding U.S. Government and agency obligations)
Growth and Income	$ —	$ 24,861,105	$ —	$17,762,345
CORE U.S. Equity	—	149,015,667	—	107,032,854
CORE Large Cap Growth	—	27,381,822	—	24,258,044
CORE Small Cap Equity	—	60,062,167	—	47,526,965
Capital Growth	—	7,694,921	—	5,624,051
Mid Cap Value	—	258,372,849	—	132,897,403
International Equity	—	16,689,695	—	21,552,391
Global Income	6,072,556	23,744,784	3,043,276	21,707,761
Internet Tollkeeper	—	5,096,218	—	3,966,895

Forward Foreign Currency Exchange Contracts — Growth and Income, Capital Growth, Mid Cap Value, International Equity and Global Income may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. International Equity and Global Income may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates. The Funds record realized gains or losses at the time the forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITY TRANSACTIONS — continued

At December 31, 2001, the International Equity Fund had outstanding forward foreign currency exchange contracts as follows:

Open Foreign Currency Purchase Contracts	Expiration Date	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar	1/17/2002	$ 104,000	$ 102,026	$ —	$ 1,974
	1/25/2002	360,199	357,553	—	2,646
Danish Krone	1/24/2002	210,016	210,232	216	—
Euro Currency	1/10/2002	1,258,798	1,264,346	5,548	—
	1/17/2002	720,629	714,039	—	6,590
Hong Kong Dollar	3/11/2002	148,050	148,044	—	6
	5/7/2002	392,190	392,101	—	89
Japanese Yen	1/17/2002	615,963	573,058	—	42,905
	1/18/2002	469,897	450,983	—	18,914
Norwegian Krone	2/27/2002	77,516	77,863	347	—
Pound Sterling	1/17/2002	209,639	209,124	—	515
	1/25/2002	851,062	865,237	14,175	—
Singapore Dollar	1/17/2002	210,000	208,107	—	1,893
	1/24/2002	91,126	90,114	—	1,012
Swedish Krona	1/11/2002	257,963	260,067	2,104	—
Swiss Franc	2/14/2002	210,397	210,111	—	286
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS		$6,187,445	$6,133,005	$22,390	$76,830

Open Foreign Currency Sales Contracts	Expiration Date	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar	1/17/2002	$ 103,237	$ 102,026	$ 1,211	$ —
	1/25/2002	58,614	58,706	—	92
Euro Currency	1/10/2002	711,297	710,824	473	—
	1/17/2002	717,058	712,472	4,586	—
Hong Kong Dollar	3/11/2002	205,981	205,971	10	—
	5/7/2002	392,104	392,100	4	—
Japanese Yen	1/7/2002	40,472	40,592	—	120
	1/17/2002	615,500	569,770	45,730	—
	1/18/2002	456,070	431,370	24,700	—
Pound Sterling	1/17/2002	203,506	209,125	—	5,619
	1/25/2002	698,761	702,438	—	3,677
Singapore Dollar	1/17/2002	210,020	208,107	1,913	—
Swedish Krona	1/11/2002	232,095	235,279	—	3,184
Swiss Franc	2/14/2002	557,427	555,226	2,201	—
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS		$5,202,142	$5,134,006	$80,828	$12,692

Notes to Financial Statements (continued)

December 31, 2001

4. PORTFOLIO SECURITY TRANSACTIONS — continued

Open Foreign Currency Cross Contracts (Purchase/Sale)	Expiration Date	Purchase Current Value	Sale Current Value	Unrealized Gain	Unrealized Loss
Euro Currency/Norwegian Krone	1/17/2002	$ 202,759	$ 202,162	$ —	$ 597
Euro Currency/Pound Sterling	1/17/2002	406,194	402,923	—	3,271
Euro Currency/Swedish Krona	1/17/2002	350,482	347,058	—	3,424
Euro Currency/Swiss Franc	1/17/2002	394,932	396,856	1,924	—
Japanese Yen/Pound Sterling	1/17/2002	424,635	408,998	—	15,637
Norwegian Krone/Euro Currency	1/17/2002	205,243	205,503	260	—
Pound Sterling/Euro Currency	1/17/2002	408,883	412,389	3,506	—
Pound Sterling/Japanese Yen	1/17/2002	406,401	423,569	17,168	—
Swedish Krona/Euro Currency	1/17/2002	348,259	350,063	1,804	—
Swiss Franc/Euro Currency	1/17/2002	394,931	394,791	—	140
TOTAL OPEN FOREIGN CURRENCY CROSS CONTRACTS		$3,542,719	$3,544,312	$24,662	$23,069

At December 31, 2001, the Global Income Fund had outstanding forward foreign currency exchange contracts as follows:

Open Foreign Currency Purchase Contracts	Expiration Date	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar	1/17/2002	$ 286,748	$ 286,031	$ —	$ 717
Canadian Dollar	1/17/2002	559,255	560,006	751	—
Euro Currency	1/10/2002	133,675	134,241	566	—
	1/17/2002	1,261,378	1,250,387	—	10,991
Japanese Yen	1/17/2002	833,660	779,695	—	53,965
	1/18/2002	39,137	37,604	—	1,533
Pound Sterling	1/17/2002	280,977	280,285	—	692
Singapore Dollar	1/17/2002	427,000	422,981	—	4,019
Swedish Krona	1/11/2002	198,709	201,672	2,963	—
TOTAL OPEN FOREIGN CURRENCY PURCHASE CONTRACTS		$4,020,539	$3,952,902	$ 4,280	$71,917

4. PORTFOLIO SECURITY TRANSACTIONS — continued

Open Foreign Currency Sales Contracts	Expiration Date	Value on Settlement Date	Current Value	Unrealized Gain	Unrealized Loss
Australian Dollar	1/17/2002	$ 289,433	$ 286,031	$ 3,402	$ —
Canadian Dollar	1/17/2002	562,000	560,006	1,994	—
	3/14/2002	222,228	218,748	3,480	—
Danish Krone	1/24/2002	212,541	212,760	—	219
Euro Currency	1/10/2002	4,985,877	5,019,154	—	33,277
	1/17/2002	832,172	826,140	6,032	—
Japanese Yen	1/17/2002	1,341,639	1,268,529	73,110	—
	1/18/2002	1,983,234	1,877,220	106,014	—
Pound Sterling	1/17/2002	272,752	280,285	—	7,533
	1/25/2002	1,057,253	1,057,153	100	—
Swedish Krona	1/11/2002	365,703	368,352	—	2,649
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS		$12,124,832	$11,974,378	$194,132	$43,678

Open Foreign Currency Cross Contracts (Purchase/Sale)	Expiration Date	Purchase Current Value	Sale Current Value	Unrealized Gain	Unrealized Loss
Canadian Dollar/Pound Sterling	1/17/2002	$ 282,274	$ 278,615	$ —	$ 3,659
Euro Currency/Norwegian Krone	1/17/2002	275,681	274,869	—	812
Euro Currency/Pound Sterling	1/17/2002	550,945	546,487	—	4,458
Euro Currency/Swedish Krona	1/17/2002	573,218	567,733	—	5,485
Euro Currency/Swiss Franc	1/17/2002	816,861	821,354	4,493	—
Japanese Yen/New Zealand Dollar	1/17/2002	588,970	578,810	—	10,160
Japanese Yen/Pound Sterling	1/17/2002	578,718	566,413	—	12,305
New Zealand Dollar/Japanese Yen	1/17/2002	568,171	591,108	22,937	—
Norwegian Krone/Euro Currency	1/17/2002	279,059	279,413	354	—
Norwegian Krone/Swiss Franc	1/17/2002	593,227	594,605	1,378	—
Pound Sterling/Canadian Dollar	1/17/2002	285,518	286,518	1,000	—
Pound Sterling/Euro Currency	1/17/2002	555,375	560,128	4,753	—
Pound Sterling/Japanese Yen	1/17/2002	549,191	572,390	23,199	—
Swedish Krona/Euro Currency	1/17/2002	859,875	865,134	5,259	—
Swiss Franc/Euro Currency	1/17/2002	821,940	820,560	—	1,380
Swiss Franc/Norwegian Krone	1/17/2002	589,121	587,160	—	1,961
TOTAL OPEN FOREIGN CURRENCY CROSS CONTRACTS		$8,768,144	$8,791,297	$ 63,373	$40,220

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At December 31, 2001, the International Equity and Global Income Funds had sufficient cash and/or securities to cover any commitments under these contracts.

Option Accounting Principles — When the Funds write call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Funds enter into a closing purchase transaction, the Funds realize a gain or loss without regard to any unrealized gain or loss on the

Notes to Financial Statements (continued)

December 31, 2001

4. PORTFOLIO SECURITY TRANSACTIONS — continued

underlying security, and the liability related to such option is extinguished. When a written call option is exercised, the Funds realize a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Funds purchase upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Funds, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Funds have purchased expires on the stipulated expiration date, the Funds will realize a loss in the amount of the cost of the option. If the Funds enter into a closing sale transaction, the Funds will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Funds exercise a purchased put option, the Funds will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Funds exercise a purchased call option, the cost of the security which the Funds purchase upon exercise will be increased by the premium originally paid. As of December 31, 2001, the Funds had no open written or purchased option contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return.

Upon entering into a futures contract, the Funds are required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' strategies and potentially result in a loss.

At December 31, 2001, the following futures contracts were open as follows:

Fund	Type	Number of Contracts Long (Short)	Settlement Month	Market Value	Unrealized Gain (Loss)
CORE U.S. Equity	S & P 500 Index	6	March 2002	$1,723,800	$ 7,636
CORE Small Cap Equity	Russell 2000	1	March 2002	$ 244,650	$ 1,695
International Equity	Eurex Deutschland 50	21	March 2002	$ 716,322	$34,583
	Tokyo Stock Exchange	3	March 2002	234,028	4,007
				$ 950,350	$38,590
Global Income	10 Year Canadian Gov't Bonds	6	March 2002	$ 398,851	$(1,190)
	2 Year U.S. Treasury Note	3	March 2002	626,953	(1,954)
	10 Year U.K. Note	(3)	March 2002	492,053	12,520
				$1,517,857	$ 9,376

4. PORTFOLIO SECURITY TRANSACTIONS — continued

For the year ended December 31, 2001, Goldman Sachs earned brokerage commissions from portfolio transactions including futures executed on behalf of the Funds in the following amounts:

Fund	Brokerage Commissions
Growth and Income	$ 2,442
CORE U.S. Equity	2,240
CORE Large Cap Growth	505
CORE Small Cap Equity	750
Mid Cap Value	26,636
Global Income	1,155

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At December 31, 2001, the Growth and Income, CORE U.S. Equity, Capital Growth, Mid Cap Value and Internet Tollkeeper Funds had undivided interests in the repurchase agreements in the following joint account which equaled $2,300,000, $1,000,000, $400,000, $9,800,000, and $100,000, respectively, in principal amount. At December 31, 2001, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Banc of America Securities LLC	$ 500,000,000	1.85%	01/02/2002	$ 500,000,000	$ 500,051,389
Barclays Capital, Inc.	500,000,000	1.80	01/02/2002	500,000,000	500,050,000
Bear Stearns Companies, Inc.	500,000,000	1.82	01/02/2002	500,000,000	500,050,556
JPM Securities, Inc.	750,000,000	1.82	01/02/2002	750,000,000	750,075,833
Credit Suisse First Boston Corp.	250,000,000	1.80	01/02/2002	250,000,000	250,025,000
Greenwich Capital Markets	700,000,000	1.80	01/02/2002	700,000,000	700,070,000
Lehman Brothers	1,000,000,000	1.75	01/02/2002	1,000,000,000	1,000,097,222
Salomon Smith Barney Holdings, Inc.	1,000,000,000	1.80	01/02/2002	1,000,000,000	1,000,100,000
UBS Warburg LLC	250,000,000	1.30	01/02/2002	250,000,000	250,018,056
UBS Warburg LLC	500,000,000	1.72	01/02/2002	500,000,000	500,047,778
UBS Warburg LLC	1,443,300,000	1.80	01/02/2002	1,443,300,000	1,443,444,330
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT				$7,393,300,000	$7,394,030,164

Notes to Financial Statements (continued)

December 31, 2001

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended December 31, 2001, the Funds did not have any borrowings under this facility.

7. CERTAIN RECLASSIFICATIONS

In accordance with AICPA Statement of Position 93-2, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds and are designed to present the Funds' capital accounts on a tax basis. Reclassifications result primarily from the difference in the tax treatment of net operating losses, foreign currency transactions and organization costs.

Fund	Paid-in-Capital	Accumulated Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income
Growth and Income	$ (4,143)	$ 1,980	$ 2,163
CORE US Equity	(6,288)	1	6,287
CORE Large Cap Growth	(39,889)	94	39,795
CORE Small Cap Equity	(78,436)	47,319	31,117
Capital Growth	(4,159)	58	4,101
Mid Cap Value	(3,950)	30,020	(26,070)
International Equity	(65,476)	(212,819)	278,295
Global Income	(4,143)	(273,023)	331,312
Internet Tollkeeper	(49,527)	—	49,527

8. OTHER MATTERS

As of December 31, 2001, Goldman Sachs was the beneficial owner of 39% of the outstanding shares of the Global Income Fund.

9. SUBSEQUENT EVENTS

On January 30, 2002, the Board of Trustees of the Trust approved resolutions which authorized the liquidation of the CORE Large Cap Growth, Global Income and Internet Tollkeeper funds. The timing of such liquidations has not yet been determined.

Notes to Financial Statements (continued)

December 31, 2001

10. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended December 31, 2001 was as follows:

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
Distributions paid from:			
Ordinary income	$ 192,388	$ 737,655	$ 16,060
Net long-term Capital Gains	—	—	—
Total taxable distributions	$ 192,388	$ 737,655	$ 16,060
Tax return of capital	$ —	$ —	$ —

As of December 31, 2001, the components of accumulated earnings (losses) on a tax basis were as follows:

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
Undistributed (distribution in excess of) ordinary income — net	$ 1,811	$ —	$ —
Undistributed long-term capital gains	—	—	—
Total undistributed earnings	$ 1,811	$ —	$ —
Capital loss carryforward	(3,584,131)	(21,704,749)	(6,511,881)
Timing differences (post October losses)	(1,207,395)	(1,729,816)	(1,259,478)
Unrealized gains (losses) — net	(450,431)	(3,931,512)	(1,561,173)
Total accumulated earnings (losses) — net	$ (5,240,146)	$ (27,366,077)	$ (9,332,532)
Capital loss carryforward years of expiration	2006-2009	2008-2009	2009

At December 31, 2001, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Growth and Income Fund	CORE U.S. Equity Fund	CORE Large Cap Growth Fund
Tax Cost	$41,262,853	$166,618,495	$23,794,677
Gross unrealized gain	2,098,253	9,487,175	926,885
Gross unrealized loss	(2,548,684)	(13,418,687)	(2,488,058)
Net unrealized security gain (loss)	$ (450,431)	$ (3,931,512)	$ (1,561,173)

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
$ 76,934	$ 26,502	$ 11,870,004	$ 190,595	$ 572,674	$ —
—	53,916	1,156,110	45,163	—	—
$ 76,934	$ 80,418	$ 13,026,114	$ 235,758	$ 572,674	$ —
$ 74,291	$ —	$ —	$ 82,175	$ —	$ —

CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
$ 2,352	$ —	$ 458,221	$ (5,035)	$ 187,943	$ —
—	—	679,018	—	—	—
$ 2,352	$ —	$ 1,137,239	$ (5,035)	$ 187,943	$ —
(1,791,908)	(836,446)	—	(4,728,640)	(95,983)	(3,067,400)
—	(164,335)	—	(1,226,761)	(8,620)	(66,678)
3,693,481	(1,947,609)	16,974,614	(1,906,470)	(397,436)	(1,159,762)
$ 1,903,925	$(2,948,390)	$ 18,111,853	$(7,866,906)	$ (314,096)	$(4,293,840)
2009	2009	—	2009	2007-2008	2008-2009

CORE Small Cap Equity Fund	Capital Growth Fund	Mid Cap Value Fund	International Equity Fund	Global Income Fund	Internet Tollkeeper Fund
$49,418,287	$18,369,457	$226,011,150	$19,484,517	$15,491,263	$ 5,418,556
7,040,871	586,589	20,948,988	13,533	109,014	350,284
(3,347,390)	(2,534,198)	(3,974,374)	(1,957,395)	(513,113)	(1,510,046)
$ 3,693,481	$(1,947,609)	$ 16,974,614	$(1,943,862)	$ (404,099)	$(1,159,762)



Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Variable Insurance Trust

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Goldman Sachs Variable Insurance Trust (comprising, respectively, Goldman Sachs Growth and Income Fund, Goldman Sachs CORE U.S. Equity Fund, Goldman Sachs CORE Large Cap Growth Fund, Goldman Sachs CORE Small Cap Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs International Equity Fund, Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund) (the ''Trust'') as of December 31, 2001, the related statements of operations for the year then ended and the statements of changes in net assets and the financial highlights for each of the two periods in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the periods ended December 31, 1998 and 1999 were audited by other auditors whose report, dated February 10, 2000, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting Goldman Sachs Variable Insurance Trust at December 31, 2001, the results of their operations, the changes in their net assets, and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 5, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Trust	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[3]	Other Directorships Held by Trustee[4]
Ashok N. Bakhru Age: 59	Chairman & Trustee	Since 1997	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors—III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Mary P. McPherson Age: 66	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Wilma J. Smelcer Age: 52	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Richard P. Strubel Age: 62	Trustee	Since 1997	President, COO and director Unext Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Trust	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[3]	Other Directorships Held by Trustee[4]
*David B. Ford Age: 55	**Trustee**	**Since 1997**	**Advisory Director, Goldman Sachs & Co. (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs & Co. Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer & Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, Goldman Sachs Asset Management (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	69	**None**
*Alan A. Shuch Age: 52	**Trustee**	**Since 1997**	**Advisory Director—GSAM (since May 1999); Limited Partner, Goldman Sachs (prior to May 1999); General Partner, Goldman Sachs (prior to December 1994); President and Chief Operating Officer of GSAM (prior to December 1994); and Consultant to GSAM (since December 1994).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	69	**None**
*Kaysie P. Uniacke Age: 40	**Trustee & Assistant Secretary**	**Since 2001 Since 1998**	**Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	69	**None**

* *These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

[1] *Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.*

[2] *Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date a Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) after the Trustee attains the age of 72 years; or (d) the Trust terminates.*

[3] *The Goldman Sachs Mutual Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios, including the Funds described in this Report.*

[4] *This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Act.*

Additional Information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the U.S.): 800-292-4726.

Officers of the Trust

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	**President**	**Since 2001**	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst (February 1992-December 1998). President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	**Treasurer**	**Since 1997**	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Philip V. Giuca, Jr. 32 Old Slip New York, NY 10005 Age: 39	**Assistant Treasurer**	**Since 1998**	Vice President, Goldman Sachs (May 1992-Present). Assistant Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Peter W. Fortner 32 Old Slip New York, NY 10005 Age: 43	**Assistant Treasurer**	**Since 2000**	Vice President, Goldman Sachs (July 2000-present); Associate, Prudential Insurance Company of America (November 1985-June 2000); and Assistant Treasurer, certain closed-end funds administered by Prudential (1999 and 2000). Assistant Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Kenneth G. Curran 32 Old Slip New York, NY 10005 Age: 38	**Assistant Treasurer**	**Since 2001**	Vice President, Goldman Sachs (November 1998-Present); and Senior Tax Manager, KPMG Peat Marwick (August 1995-October 1998). Assistant Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 41	**Vice President**	**Since 1997**	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Jesse H. Cole 4900 Sears Tower Chicago, IL 60606 Age: 38	**Vice President**	**Since 1998**	Vice President, GSAM (since June 1998); Vice President, AIM Management Group, Inc. (investment advisor) (April 1996-June 1998); and Assistant Vice President, The Northern Trust Company (June 1987-April 1996). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Kerry K. Daniels 4900 Sears Tower Chicago, IL 60606 Age: 38	**Vice President**	**Since 2000**	Manager, Institutional Account Administration—Shareholder Services, Goldman Sachs (since 1986). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Mary F. Hoppa 4900 Sears Tower Chicago, IL 60606 Age: 37	**Vice President**	**Since 2000**	Vice President, Goldman Sachs (since October 1999); and Senior Vice President and Director of Mutual Fund Operations, Strong Capital Management (January 1987-September 1999). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Christopher Keller 4900 Sears Tower Chicago, IL 60606 Age 36	**Vice President**	**Since 2000**	Vice President, Goldman Sachs (April 1997-present); and Manager, Andersen Consulting (August 1989-April 1997). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	**Vice President**	**Since 2001**	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	**Secretary**	**Since 2001**	Assistant General Counsel, GSAM and General Counsel to the U.S. Funds Group (since December 1997); Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively); Counsel to the Funds Group, GSAM (November 1993-December 1997). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.
Dave Fishman 32 Old Slip New York, NY 10005 Age: 37	**Assistant Secretary**	**Since 2001**	Managing Director, Goldman Sachs (since December 2001), Vice President, Goldman Sachs (1997 - December 2001); Trader, Bankers Trust (1986 to 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies).
Danny Burke 32 Old Slip New York, NY 10005 Age: 39	**Assistant Secretary**	**Since 2001**	Vice President, Goldman Sachs (since 1987). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies).

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Elizabeth D. Anderson 32 Old Slip New York, NY 10005 Age: 32	**Assistant Secretary**	**Since 1998**	**Fund Manager, GSAM (since April 1996); Junior Fund Manager, GSAM (1995-April 1996); Funds Trading Assistant, GSAM (1993-1995).** **Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies).**
Amy E. Belanger 32 Old Slip New York, NY 10005 Age: 32	**Assistant Secretary**	**Since 1999**	**Vice President, Goldman Sachs (since June 1999); Assistant General Counsel, Goldman Sachs (since 2000) Counsel, Goldman Sachs (since 1998); Associate, Dechert Price & Rhoads (September 1996-1998).** **Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies).**

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

Variable Insurance Trust-Tax Information (unaudited)

For the year ended December 31, 2001, 100.0%, 100.0%, 45.82%, 91.22%, 100.0% and 24.89% of the dividends paid from net investment company taxable income by the Growth and Income, CORE US Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth and Mid Cap Value Funds respectively, qualify for the dividends received deduction available to corporations.

Pursuant to Section 852 of the Internal Revenue Code, Capital Growth, Mid Cap Value and International Equity designate $53,916, $1,156,110 and $45,163 as capital gains dividends paid during its year ended December 31, 2001.

For the 2001 tax year the Goldman Sachs Variable Insurance Trust International Equity Portfolio (the Fund) has elected to pass through a credit for taxes paid to foreign jurisdictions. For the distributions paid during the year ended December 31, 2001, the total amount of income received by the Fund from sources within foreign countries and possessions of the United States was $0.0565 per share, all of which is attributable to qualified passive income. The total amount of taxes paid by the Fund to such countries was $0.0254 per share. The country-by country components of these totals are provided below, as required pursuant to Section 853 of the Internal Revenue Code.

Country	Foreign Source Income Per Share	Foreign Taxes Withheld Per Share
Australia	$0.0022	$ —
Finland	0.0005	0.0003
France	0.0048	0.0027
Germany	0.0024	0.0009
Hong Kong	0.0026	—
Ireland	0.0007	—
Italy	0.0035	0.0021
Japan	0.0057	0.0033
Netherlands	0.0075	0.0040
Portugal	0.0009	0.0005
Singapore	0.0012	0.0010
Spain	0.0017	0.0006
Sweden	0.0026	0.0015
Switzerland	0.0030	0.0018
United Kingdom	0.0172	0.0066

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
133 Peterborough Court
London, England EC4A 2BB

Toll Free (in U.S.): 800-292-4726

This report is prepared for the general information of contract owners and is not an offer of shares of the Goldman Sachs Variable Insurance Trust: Growth and Income, CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, Capital Growth, Mid Cap Value, International Equity, Global Income and Internet Tollkeeper Funds.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus which contains facts concerning the Fund's objectives, policies, management, expenses and other information.